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November 4, 2004

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, NW
Washington, DC  20549-1004
Attention: Owen T. Pinkerton, Esq., Senior Counsel

         Re:      Education Realty Trust, Inc.
                  Pre-Effective Amendment No. 1 to Registration Statement On Form S-11
                  File No. 333-119264

Ladies and Gentlemen:

         On behalf of Education Realty Trust, Inc. ("EDR" or the "Company"), transmitted herewith for filing is EDR's Pre-Effective Amendment No. 1 (the "Amendment"), with exhibits, to EDR's Registration Statement on Form S-11 (Registration No. 333-119264) (the "Registration Statement"), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated October 26, 2004, a copy of which is attached to the courtesy copy of this letter for the Staff's convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. Reference to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

         We respond to the specific comments of the Staff as follows:


General

1. We note the inclusion of red herring language in the cover page. Supplementally advise the staff whether you have circulated the prospectus.

         RESPONSE: We hereby supplementally advise the Staff that EDR has not circulated the prospectus but that it intends to do so prior to the effective date of the Registration Statement. The red herring language is, therefore, included in accordance with Item 501(b)(10) of Regulation S-K.

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Securities and Exchange Commission
November 4, 2004
Page 2

2. Please provide supplementally copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the staff's review of those items.

         RESPONSE: We are enclosing with the Staff's courtesy copies of this letter copies of the graphics, maps and related captions and other artwork including logos to be used in the prospectus.

3. We note that you cite data from the Education Testing Service, National Center for Education Statistics, Center for the Study of Education Policy, Common Fund for Nonprofit Organizations and other research groups or associations throughout the prospectus. Please provide us with supporting evidence, such as a copy of the published report or study, for this information and specifically highlight the precise information that you relied upon for the disclosure. Also, please tell us whether any other reports or studies, other than the Peterson's report you licensed were prepared specifically for you. If so, please file appropriate consents pursuant to Rule 436.

         RESPONSE: In response to the Staff's comment, we have included in the supplemental materials enclosed with the Staff's courtesy copies of this letter copies of the published reports and/or studies that EDR has referenced in the Registration Statement. EDR does not rely upon any other reports or studies prepared specifically for it in connection with this offering, other than the Peterson's report licensed to it as disclosed in the Registration Statement.

4. Please revise generally to minimize the puffery and marketing language used to describe your business plan and management throughout the prospectus, as your repeated use of such language is inappropriate in the prospectus. For example purposes only, please minimize the use of phrases such as:

         o        Robust marketing practices;
         o        Proven track record; and
         o        Unmatched in the industry.

         Please revise accordingly.

         RESPONSE: EDR has revised the disclosure in various places throughout the prospectus, specifically on pages 3, 72 and 74 to minimize the use of the type of language, in particular, the specific phrases referenced in the comment. However, we have retained the phrase "proven track record" on page 72 since EDR believes that its senior management team's extensive experience working together in Allen & O'Hara's student housing business demonstrates a "proven track record" in the industry as outlined in the table in the prospectus under "Our business and properties - Our team." The Company's senior management team's experience includes over 160 years collectively working together in this business, with its Chief


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Securities and Exchange Commission
November 4, 2004
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         Executive Officer, Chief Investment Officer and Vice President of
         Operations having worked together in this business for over 30 years. Since EDR is assuming Allen & O'Hara's student housing operations by virtue of acquiring the Allen & O'Hara portfolio and Allen & O'Hara's management company, development company and management team, EDR believes that the use of the term "proven track record" in the context in which it is used in the prospectus is accurate, informative and, therefore, appropriate.

5. Please provide supplemental support for qualitative statements about your business and your competitive position. For example,

         o Your statements conveying that "Allen & O'Hara is the most experienced owner, manager and developer of student housing" on the cover page and pages 2, 3, 69 and 70.
         o Your statement that, "We believe that upon completion of the offering we will be one of the largest private-sector owners and operators of off-campus student housing in the United States" on page 2.
         o Your statement that, "We believe that a number of other large national companies may be potential entrants in the student housing business" on page 23.
         o Your statement that you introduced the "student hotel" concept on pages 70-71.
         o Your statement that "economic circumstances create a substantial opportunity for privatization of ownership" on page 68.

         Please review the entire prospectus with this comment in mind.

         RESPONSE: In response to the Staff's comment, we have reviewed the entire prospectus with the view to providing supplemental support for qualitative statements about EDR's business and competitive position. We provide the following supplemental information in response to the comment.

         With respect to the first bullet point above, we advise the Staff supplementally that EDR's seven person senior management team, the three most senior members of which have been actively involved in the student housing industry nationally for more than 30 years, is, by virtue of this length and depth of experience in the industry, acutely aware of the identity of its competitors and the number of years that its competitors have been active in the student housing industry. As disclosed on page 71, the seven members of our senior management team have 165 years of collective experience working together in the student housing industry, and our predecessor, Allen & O'Hara, has been active in the student housing business since 1964. As a result of management's active pursuit of opportunities to acquire additional student housing properties (as disclosed in the prospectus under "Our business and growth strategy - Acquisition strategy"), EDR's management is in frequent negotiation with other private sector owners and operators of student housing properties and aware of other bidders for those properties. In addition, as disclosed in the prospectus, EDR's management team has established relationships with many colleges and universities by virtue of its third-party student housing property management business. Through the business communications that are part of these relationships, it is kept apprised of the other companies that are engaged in the business of owning and operating and/or third-party managing student housing. EDR's management is also aware of the disclosure made by two other student housing owner-operators which have recently completed their initial public offerings, American Campus Communities, Inc. (ACC) and GMH Communities Trust (GMH). In the publicly filed registration statement for ACC, ACC disclosed that it has "assembled one of the industry's most experienced teams of student housing professionals" (please see pages 2 and 133 of ACC's prospectus dated August 11, 2004). According to ACC's prospectus disclosure (pages 140-143), the senior members of ACC's management team have only 79 years of collective experience in the student housing industry. According to GMH's prospectus dated October 28, 2004 (pages 156-158), the senior members of GMH's management team have only 26 years of collective experience in the student housing industry. We would also note to the Staff that EDR has revised the disclosure related to the statement in the first bullet point above in each instance in which it appears in the prospectus to clarify that the statement is made based on the Company's belief. Please see the cover page and pages 2 and 73 of the prospectus.

         With respect to the second bullet point above, we note that in the publicly filed registration statements for ACC and GMH, both of these competitors similarly disclosed that (i) the industry is fragmented with no participant holding a significant market share and (ii) their company will be one of the largest private sector owner-operators of off-

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Securities and Exchange Commission
November 4, 2004
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         campus student housing in the U.S. As compared to ACC, which, according to its prospectus dated August 11, 2004, owns 12 off-campus student housing properties, and GMH, which according to its prospectus dated October 28, 2004, owns 17 student housing properties, EDR, upon completion of its formation transactions, will own 21 off-campus student housing properties. As such, EDR will own more student housing properties than these two private sector owner-operators who are recognized as industry leaders. Moreover, EDR's pro forma total owned beds of 15,829 is 50.2% greater than GMH's pro forma total owned beds and 34.1% greater than ACC's pro forma total owned beds. We would also like to bring to the Staff's attention that the referenced statement in the second bullet point above is qualified by management's belief. For the foregoing reasons, management believes that its statement, as to its belief, is helpful disclosure supported by management's in-depth understanding of the competitive environment in the student housing industry.

         With respect to the third bullet point above, we supplementally advise the Staff that, for reasons outlined in the preceding bullet point related to management's depth of experience and active involvement in the student housing industry, EDR's management is aware of other large national companies which have in fact entered the student housing business in the last few years (namely Fairfield Residential LLC and FirstWorthing Corp.) Based upon this factual information, considered together with the increased awareness of the investment opportunities in today's student housing market identified in the prospectuses for the recent initial public offerings of ACC, GMH and EDR, other large national companies will gain enhanced awareness of the opportunities and may therefore determine to compete with EDR. As a result, EDR believes that the potential entrance of other large national companies to the industry presents a material risk that prospective investors should consider in evaluating the investment opportunity.

         With respect to the fourth bullet point above, we have deleted the statement that EDR's management introduced this concept to the market from the prospectus and revised the disclosure to address the Staff's comment. Please see page 71. We have also revised the language referenced in the last bullet point above in response to the Staff's comment. Please see page 69.


Prospectus cover page

6. We note your description in the first paragraph that you are continuing the business of Allen & O'Hara, Inc., the most experienced student housing company in the United States. Since the majority of the assets in your portfolio will be comprised of properties you are acquiring from JPI, this disclosure appears inappropriate. Please revise to make this clear.

         RESPONSE: In response to the Staff's comment, we have included clarifying language in the first paragraph of the cover page as well as in the first paragraph of "Our business and

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Securities and Exchange Commission
November 4, 2004
Page 5

         properties - Our Company" that highlights that we will not only continue Allen & O'Hara's student housing business but will expand this business by virtue of the acquisition and operation of the JPI portfolio and additional student housing communities to be acquired and third-party managed in the future.

         Although the Allen & O'Hara portfolio is substantially smaller than the JPI portfolio, the historical "student housing business of Allen & O'Hara, Inc.," as described in more detail in the prospectus under "Our business and properties - Our Company," includes the purchase of student housing communities from third-party owners as well as a third-party services business. As disclosed in the prospectus on page 74, Allen & O'Hara has previously acquired student housing properties from JPI in its ordinary course of business. By disclosing that EDR is continuing the student housing business of Allen & O'Hara, and including the disclosure regarding EDR's intentions to acquire additional student housing communities, EDR intends to emphasize that the same management team that was responsible for the growth of Allen & O'Hara's student housing business for the last 30+ years will be responsible for managing EDR's student housing business. EDR believes that this disclosure, as modified in response to the Staff's comment, is helpful to prospective investors' understanding of EDR's intended plan of operations.

7. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. At a minimum the cover page should include a discussion of these additional risks:

         o that you may make distributions that include a return of capital and may need to borrow to make these distributions;

         o that there are limitations on ownership and transferability of your shares;

         o that you will be barred from disposing properties of properties as long as initial contributors hold 25% of the OP or the University Towers OP.

         RESPONSE: We have revised the cover page risk factors to address the Staff's comments.

Prospectus summary, page 1

8. The Summary section as written is lengthy and does not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Please revise to provide a brief overview of only the most salient aspects of the transaction deleting any duplicative disclosure. For example, much of your disclosure under the headings. "Our competitive strengths" and "Our business and growth strategy" is repeated in other locations of the summary section. For guidance, refer to Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 33-7497.

         RESPONSE: We have revised the summary section of the prospectus to more clearly and concisely provide a "snapshot" of the most significant aspects of the offering and EDR's business.

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Securities and Exchange Commission
November 4, 2004
Page 6

Our Company, page 2

9.       Please disclose when the company was formed.

         RESPONSE: We have revised the language on page 2 to disclose when the Company was formed.

10. In the last sentence of the first paragraph you disclose four third party management service clients. Please describe how you chose those clients as representative of your client pool for third party management services and whether they are your top revenue generators for this segment.

         RESPONSE: We have deleted the reference in the summary to the third-party management service clients. We advise the Staff that we have revised the related disclosure on pages 70 and 100 of the prospectus to reflect that EDR chose the four third-party management clients listed based upon its belief that these four clients are its most prominent, well-recognized management services clients.

11. Please revise your disclosure to clarify the relatively small size of your third party management and advisory services compared to the student communities' leases, in terms of revenues.

         RESPONSE: In response to the Staff's comments, we have revised the referenced language regarding EDR's third-party management services to clarify the relative size and importance of pro forma revenues from these services to EDR's pro forma combined revenues.

12. In bullet point 2 and on page 68 you refer to the fact that the average age of your communities is less than 5 years. Contrary to this statement, it appears that the properties in the JPI portfolio average 5 years and the properties in the Allen & O'Hara portfolio average 9 years in age. Please revise to state these individual portfolio average ages or adjust the total average to what you have disclosed on page 7, an average age of 6 years.

         RESPONSE: We have revised the disclosure throughout the prospectus to clarify that EDR's initial properties have an average age of approximately 6 years.

13. We note that the website address you include on page 2 is not operational. Please advise us as to whether you anticipate that the website will be operational prior to the distribution of your preliminary prospectuses.

         RESPONSE: The development of EDR's website is ongoing. EDR does, however, anticipate that it will be operational prior to the distribution of the preliminary prospectus.

Our Competitive Strengths, page 3

14. In your third bullet point to this section, you refer to identifying and pursuing attractive investment yields. In your business section, there appears to be no description of how you determine attractive business yields. Revise your disclosure where appropriate to include a description of these yields and how management will calculate or determine these yields.

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Securities and Exchange Commission
November 4, 2004
Page 7

         RESPONSE: EDR has revised the disclosure to remove the reference to "attractive investment yields" in response to the Staff's comment.

Our business and growth strategy, page 4

15. We note your disclosure that, with respect to acquisitions, you have developed a "network of industry contacts and relationships" and that you maintain relationships with universities to provide "favored referrals." If you choose to retain this disclosure, please revise to more specifically discuss the precise nature of these relationships. What is the basis of each relationship? Are they formal relationships? What precise benefits has your predecessor received or do you anticipate receiving from such relationships?

         RESPONSE: We supplementally advise the Staff that EDR seeks to maintain personal and institutional relationships, both informal and formal, in order to establish and maintain contacts and enhance its ability to do business with these institutions and in their geographic markets generally. EDR notes that the existence of its formal relationships is disclosed in the prospectus under "Our business and properties--Third-party services" (pages 99-102), where the benefits to EDR of the contractual relationships with certain educational institutions are described. EDR believes that the benefits received from the informal relationships with universities and other industry contacts are the type of intangible benefits received from any business and networking relationship, and as such are difficult if not impossible to quantify. In an effort to further clarify the disclosure, we have eliminated the word "favored" from the description of these benefits EDR expects to derive from these relationships and have added clarifying disclosure related to the nature of these relationships to page 4.

Summary Risk Factors, pages 5-6

16. Please revise the fifth bullet point to quantify your debt service obligations.

         RESPONSE: We have revised the referenced disclosure in response to the Staff's comments. Please see the third bullet point under "Risk factors" on page 4.

Our owned and managed student housing communities
Our initial properties, page 6

17. Revise to clarify how many properties JPI will manage for the 90 day interim period, whether it could include all JPI properties and what JPI will charge to manage these properties.

         RESPONSE: In response to the Staff's comments, we have included additional disclosure setting forth in more detail the scope and terms of our agreement with JPI regarding the management of up to nine of our initial properties. Please see page 4 of the prospectus.

18. Please provide support for your statement that you believe that you will be able to "substantially improve revenue and cash flow from the JPI portfolio utilizing our management experience and proven operating systems." We note, for example, that

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Securities and Exchange Commission
November 4, 2004
Page 8

         occupancy rates of the JPI properties are substantially the same as occupancy rates for the Allen & O'Hara properties. In addition, excluding the University Towers property, which provides food services, the average monthly revenue per available bed is significantly higher for the JPI properties than the Allen & O'Hara properties, please revise or advise.

         RESPONSE: EDR's management believes, based on many years of experience in operating student housing facilities, that maximizing revenue and cash flow for a particular student housing property is a function of responding effectively to the specific micro-economic factors unique to the geographic market in which that particular property is located. As a result, occupancy rates and monthly revenue per available bed for a property located in one geographic market is not necessarily comparable to averages for other markets. The factors that EDR utilizes to maximize revenue and cash flow from a particular property include setting the rental rates at a level that a particular geographic market will bear, and adjusting those rates over time in response to the level of demand for that market which changes during the leasing season leading up to the start of the academic term. In some cases, EDR believes that a lower occupancy rate with a higher rental rate may be more desirable and may lead to greater revenue, cash flow and profitability from a particular property. As a result, EDR focuses on improving revenue, cash flow and profitability from its properties on a property-by-property basis after consideration of all of these factors related to the particular market in which the property is located.

         EDR supplementally advises the Staff that, generally, the JPI portfolio properties are located near larger, better-known universities where there is a greater student population and higher demand for more expensive off-campus student housing. Although the occupancy rates for the JPI properties overall are substantially the same as the occupancy rates for the Allen & O'Hara portfolio properties, EDR's management believes that it will be able to increase the rental rates for many of the JPI properties over time, which will result in improvements in revenue and cash flow regardless of whether the overall occupancy rates due for these properties increase or decline. In connection with EDR's due diligence investigation and analysis of the historical JPI portfolio operations, EDR determined that the approach that EDR utilizes to leasing its properties, including its method for establishing rental rates during the leasing term, is substantially different from the approach that JPI has used historically for the JPI portfolio properties.

         In response to the Staff's comment, we have revised the disclosure on page 71 regarding EDR's belief that its approach to leasing properties is different than the method JPI has used historically for the JPI portfolio properties.

Third-party development consulting services, page 8

19. Please clarify what is included in the "aggregate development costs" as disclosed on page 8 and clarify whether these are costs that you have borne.

         RESPONSE: In response to the Staff's comment number 8, we have revised the summary section of the prospectus to more concisely describe the most significant aspects of the offering and EDR's business. As a result, the referenced language is no longer part of the referenced disclosure. We advise the Staff that we have revised the related disclosure on page 102 of the prospectus to reflect that aggregate development costs include hard costs such as construction costs and soft costs such as interest and developers fees. EDR believes that these costs are the most meaningful metric for measuring the magnitude of the projects for which EDR has provided third-party development consulting services. We have clarified the disclosure by specifying that the development costs were incurred by the institutions in question, in order to address the Staff's concern.

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Securities and Exchange Commission
November 4, 2004
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20.      Please disclose if the consulting services are provided directly from your development and consulting company or through your various joint venture arrangements, and clarify if the disclosure relates to the development and consulting company, your various joint ventures, or both.

         RESPONSE: We respectfully refer the Staff to our response to comment number 8, where we have revised the summary section of the prospectus to more concisely describe the most significant aspects of the offering and EDR's business and, as a result, the referenced language is no longer part of the disclosure.

Structure and Formation of our Company, pages 8-9

21. Please quantify what percentage of revenues you expect to come from your management company/taxable REIT subsidiary, or, if that is not practicable, please supplementally tell us why. Also, please provide a brief description of the term "taxable REIT subsidiary" the first time it is used on page 9, including disclosure of the limitations imposed on TRSs by the REIT rules.

         RESPONSE: We have revised the disclosure on pages 7 and 8 to include the percentage of pro forma revenue representing the management company's activities. We believe that presenting this pro forma revenue information more accurately reflects the current size and scale of the TRS and is more accurate and helpful to investors than a projected number. We have also revised the disclosure to describe "taxable REIT subsidiaries" and the limitations imposed on them by the REIT rules. We have also stated our intention to operate our TRS in a manner that continues to meet the TRS requirements.

Our operating structure, pages 8-9

22. Please revise to move that portion of the second paragraph on page 9 to the summary risk factor section to highlight the potential tax indemnification should a property be sold and the required amounts of debt that must be held so that the contributors avoid triggering capital gain. Similarly, briefly highlight any debt maintenance restrictions imposed on you by your creditors, primary mortgage holders or revolving credit facility banker.

         RESPONSE: We have moved the requested portion of the disclosure to the summary risk factor and have added disclosure with the amounts of debt that must be held to avoid the triggering of gain by the applicable contributors.

         The primary mortgages on EDR's portfolio properties do not contain corporate-level restrictions applicable to EDR, but rather contain only customary restrictions applicable only to the special purpose entity that holds the property in question. As for additional disclosure regarding debt maintenance restrictions and similar terms under EDR's proposed revolving credit facility, we respectfully refer the Staff to the additional disclosure provided under "Distribution policy" on pages 40-43 in response to comment number 41.

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Securities and Exchange Commission
November 4, 2004
Page 10

Formation transactions, page 9

23. Revise your formation transactions disclosure here and on page 123 to clearly explain the role of your sponsor, who the sponsor is and the role of the SPEs and who owns the SPEs. For example, your disclosure on page 121 includes entities and persons such as the four Jefferson entities directly transferring properties to you, the AOD/Raleigh Residence Hall, LLC, Allen & O'Hara Educational Services, LLC and Martin Valentine. It is unclear whether there is a sponsor. Please revise.

         RESPONSE: We note the Staff's comment that it is unclear whether there is a sponsor and the Staff's request to clearly explain the role of EDR's sponsor and who the sponsor is. The concept of a "sponsor" derives from SEC Guide 5 for the preparation of registration statements relating to interests in real estate limited partnerships. References in Guide 5 to a sponsor of such a real estate partnership are intended to include references to the general partner(s), promoters of the partnership and all persons that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under, control with, such general partner(s) or promoters. EDR is organized as a Maryland corporation, as opposed to a real estate limited partnership. Moreover, as described in the Registration Statement, EDR is a "self-managed" REIT, meaning that the executive officers and directors of EDR will manage its business and affairs without the involvement of any third-party advisor or manager. As with a typical publicly-held corporation, EDR's executive officers and directors will be compensated through salary, bonuses and stock-based awards, rather than through fees, commissions or other arrangements applicable to syndicated real estate limited partnerships. Although EDR functions as the sole general partner of Education Realty Operating Partnership, LP, its operating partnership (indirectly through EDR's wholly-owned subsidiary, Education Realty OP GP, Inc.), the Registration Statement relates to the offering of EDR's common shares rather than limited partnership interests of its operating partnership.

         While we have crafted our disclosure in "Use of Proceeds," "Policies with respect to certain activities" and "Structure and formation of our Company -- Benefits to related parties" with the guidance from Guide 5 in mind, EDR believes that, as a whole, much of the Guide 5 disclosure and terminology is not applicable to offerings by publicly owned, self-managed REITs such as EDR and may tend to confuse potential investors. In order to eliminate any potential confusion, we have removed the reference to a "sponsor" from the footnotes to the financial statements contained in the Registration Statement. EDR is a relatively newly formed self-managed equity REIT that has not sponsored prior real estate programs. During the several years preceding EDR's formation in July 2004, certain executive officers of EDR made investments, either personally or through entities in which they were principals or investors, in entities that owned real estate, including certain of the initial properties constituting the Allen & O'Hara portfolio that will be contributed to EDR in its formation transactions. These entities were largely financed and owned by institutional real estate investors, and Allen & O'Hara was selected to manage the properties. We do not believe that any of the properties to be contributed in EDR's formation transactions represents a "program" sponsored by EDR or any of its affiliates as contemplated by Guide 5.

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Securities and Exchange Commission
November 4, 2004
Page 11

         We would also like to note to the Staff that we have, as required by Form S-11, included in the Registration Statement an audited combined balance sheet of the EDR predecessor entities as of December 31, 2002 and 2003, an unaudited combined balance sheet as of June 30, 2004, and the related audited combined statements of operations, predecessors' combined equity and cash flows for the years ended December 31, 2001, 2002 and 2003 and unaudited combined statements of operations, predecessors' combined equity and cash flows for the six month period ended June 30, 2004. This historical financial information, together with the related disclosure under "Management's discussion and analysis of financial condition and results of operations," provides investors with a clear view of the financial performance of EDR's predecessor entities on a combined basis under the management of EDR's management team.

         In response to the Staff's comment to clearly explain the role of the various entities owning EDR's initial properties and who owns those entities, we have revised the disclosure in the "Formation transactions" subsection of the "Prospectus summary" and the "Structure and formation of our Company" section to provide additional detail.

24. Include the date JPI and the registrant executed the acquisition agreements.

         RESPONSE: We have revised the referenced disclosure on page 8 to add the date that the acquisition agreements were executed, in accordance with the Staff's comment.

25. In connection with your description of the gross contract price, please clarify whether other costs or fees are being charged in these transactions and, if so, who is receiving any fees.

         RESPONSE: We have removed the word "gross" from this disclosure in order to alleviate any confusion that may result from the use of the term in this context. We note to the Staff that the fees and costs associated with the formation transactions are disclosed in the prospectus in "Structure and formation of our company - JPI portfolio acquisition agreements" on page 125 and in the financial statements on pages F-8 and F-10.

26. Please revise your disclosure here and throughout to identify the actual special purpose entities, the owners of these entities, and owners holding any other remaining interests in the Allen & O'Hara Portfolio.

         RESPONSE: The disclosure has been revised per the Staff's comment. Please see pages 8-10 and 126-127.

27. We note from your disclosure on page 5 that you have not obtained recent appraisals for these initial properties. Please revise to fully disclose how the consideration given in the Formation Transactions was determined, the bases for these prices and who negotiated these acquisitions.

Securities and Exchange Commission
November 4, 2004
Page 12

         RESPONSE: The purchase of each of the properties in EDR's formation transactions was conducted at arms-length between unaffiliated parties (with the below-noted exceptions). As a result, the consideration given for each such transaction by definition reflects the fair market value price that an unaffiliated third party is willing to pay for such properties. EDR's management company was valued after discussions with EDR's underwriters using such factors as consideration of a multiple of net operating income from the third-party services activities and comparison to publicly available valuations for comparable services companies. The College Station property, which is owned exclusively by EDR's management, was valued at capitalization rates comparable to the other properties to be acquired in EDR's formation transactions where the value of such properties was determined via arm's-length negotiations with unaffiliated third parties. Each of the University Towers property, The Gables property and the Tallahassee, Tucson, Athens and Clemson properties were valued based on then-current capitalization rates for other comparable properties and negotiations with the unaffiliated third party investors that own interests in such properties.

         In response to the Staff's comment, we have added disclosure to the summary on pages 8-10 and to "Structure and formation of our Company" on page 127. Please also see the disclosure in the fifth bullet point under "Risk factors" on page 4, the additional detail provided regarding ownership of the initial properties by affiliates and non-affiliates on pages 8-10 and 126-127, and the risk factor "The consideration we pay for our initial assets may exceed their fair market value" on page 21, which EDR believes discloses how consideration for the initial assets was negotiated and established.

28. Please revise the organization chart on page 12 to reflect the ownership % of each entity on both an economic and voting basis, if they differ.

         RESPONSE: We have revised the organization chart to reflect the information requested by the Staff. Please see pages 11 and 133.

29. Supplementally, please provide us with an organization chart showing the ownership of these 21 properties prior to the merger and consummation of the offering. Include the special purpose entities and owners of these entities.

         RESPONSE: Please see the organization chart provided supplementally to the Staff with the courtesy copy of this letter for the requested information.

This offering, page 13

30.      Revise to clarify that this is a firm commitment underwritten offering.

         RESPONSE: We have revised the disclosure to clarify that the offering is a firm commitment underwriting. Please see page 12.

31. Please revise to briefly describe the directed share program and the underwriting discounts.

         RESPONSE: We respectfully advise the Staff that EDR does not intend to utilize a directed share program. We have revised the referenced disclosure to specify the amount of the underwriter's discount.

Use of Proceeds, page 13

32. Please modify your disclosure here and on page 38 to quantify your estimated use of proceeds and define general corporate purposes. We note your pro forma balance sheet

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Securities and Exchange Commission
November 4, 2004
Page 13

         contains an estimated use of proceeds section. Further, please include the $4.1 million in total fees and costs including $2.1 million in advisory fees specifically to Morgan Keegan & Co. in connection with completing the JPI property portfolio. Refer to Item 504 of Regulation S-K.

         RESPONSE: In response to the Staff's comment, we have included further detail in the summary section on page 13 and the "Use of proceeds" table on page 37 with respect to our estimated use of proceeds.

Distribution Policy, page 14

33. Please confirm that you are not registering DRiP shares on this registration statement.

         RESPONSE: We hereby supplementally confirm to the Staff that EDR will not be registering DRiP shares on this Registration Statement.

Other Data, pages 18 and 46

34. Please advise us, and disclose, if you have combined the operating data, such as units, beds, occupancy, and revenue per available bed for the consolidated properties with that of the unconsolidated properties. We do not object to the separate presentation of data for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. Please revise your presentation in the next amendment, as appropriate.

         RESPONSE: We have revised the disclosure to clarify that the provided operating data is that of the consolidated properties only. Please see footnote (2) on pages 18 and 48.

Risk Factors, page 20

We may not be able to successfully integrate the student housing communities we acquire from JPI, which could preclude us from achieving the results we expect from this acquisition, page 20

35. Please disclose the portion of your assets going forward represented by the JPI communities that you intend to acquire.

         RESPONSE: We have revised the referenced disclosure per the Staff's comment. Please see page 19.

Our results of operations are subject to an annual leasing cycle...page 20


36.      Please revise the caption to list the other inherent risks.

         RESPONSE: We have revised the referenced disclosure per the Staff's comment. Please see page 19.

Use of Proceeds, page 38

37. Please provide the term of the revolving line of credit and state whether you will assume the indebtedness currently held by JPI and your predecessor. We note from the disclosure that from the offering proceeds you expect to repay approximately $105 million of your mortgage debt secured by some of your properties, but it is unclear what

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Securities and Exchange Commission
November 4, 2004
Page 14

         amount you are assuming or refinancing. Please revise your disclosure, if applicable, to include the information required by Instruction 4 to
         Item 504 of Regulation S-K.

         RESPONSE: We have revised the disclosure in footnote (3) of the Use of Proceeds section on page 37 to clarify that JPI Multifamily must repay the entire outstanding amount of any borrowings upon the expiration of the term of the revolving loan commitment to JPI. We supplementally advise the Staff that EDR will assume certain of the indebtedness held by JPI and EDR's predecessor, the aggregate amounts of which will be set forth in the use of proceeds table. We have added disclosure in the form of a footnote to such line item providing the information required by Instruction 4 to Item 504 of Regulation S-K (please see footnotes
         (1) and (2)).

Distribution Policy, page 41

38. Revise the distribution table on page 42 to fill in the blanks for all information available at this time.

         RESPONSE: We supplementally advise the Staff that EDR will complete the distribution table with information as it becomes available in subsequent pre-effective amendments to the Registration Statement.

39. We refer to the final sentence in the second paragraph on page 41 that states that certain expenditures for improvements of your properties may be delayed if you would otherwise be unable to fund your estimated distribution amounts during the following twelve months. Please disclose that if you do this, the delays could have a significant impact on your ability to maintain your distribution rate following the expiration of the twelve-month period covered by the table.

         RESPONSE: We have revised the disclosure regarding EDR's distribution policies to make more explicit the fact that, should it elect to make shareholder distributions at the expense of funding scheduled maintenance of its properties, such deferred maintenance obligations will accrue and if not funded thereafter could have a material adverse effect on the Company's revenues from such properties and consequentially its ability to maintain the distribution schedule. Please see page 40.

40. Change your table's top line item or anchor from income to pro forma net income. Income can be construed as operating income and is inappropriate for this disclosure.

         RESPONSE: We have revised the referenced disclosure on page 42 in accordance with the Staff's comment.

41. As your pro forma net income for 2004 is negative, it appears that you may have to borrow to make some portion of these distributions. Please revise to include the availability of cash under your proposed revolving credit facility and terms, limitations and conditions of this facility. In addition, please tell us supplementally whether you expect to receive a commitment letter for this facility prior to the distribution of red herrings or the effectiveness of the registration statement. If not, please disclose what sources of cash you would have available to fund any shortfalls.

Securities and Exchange Commission
November 4, 2004
Page 15

         RESPONSE: We supplementally advise the Staff that EDR has not yet received a commitment letter for its proposed revolving credit facility but expects to receive one prior to distribution of the preliminary prospectus. Furthermore, it expects to have such facility in place at the time of the effectiveness of Registration Statement. We respectfully note that the amount of the pro forma net income shortfall for 2004 could be funded in whole or in part from the working capital available to the Company following the consummation of the offering. We have, however, revised the disclosure to refer to the restrictions that EDR anticipates will be included in such credit facility on pages 40-42. Further details regarding the size, terms, limitations and conditions of the facility will be set forth in a subsequent pre-effective amendment to the Registration Statement after the commitment letter is obtained. Please also see the similar disclosure on page 99.

42. Please revise to disclose the estimated portion of your initial distributions that will constitute return of capital.

         RESPONSE: We supplementally advise the Staff that this information will be provided in a subsequent pre-effective amendment to the Registration Statement when the distribution schedule is completed, which cannot occur until a later date when minority interest can be calculated.

43. Revise to include disclosure concerning your assumptions about occupancy. We note the occupancy level for the Allen & O'Hara and JPI portfolios averages between 80-90% and all leases are 12 months or less, with a significant portion of these leases totaling 9 months. Include your discussion of assumptions, how you have adjusted for the leases that are less than 12 months, when you are projecting distributions for the rolling 12-month period.

         RESPONSE: We have revised the disclosure to include the Company's assumptions regarding occupancy and how the Company adjusted such assumptions for leases of less than 12 months when projecting distributions for the rolling 12-month period and will update this disclosure in a subsequent pre-effective amendment. Please see page
         40. Supplementally, we would like to point out to the Staff that only a small portion of our leases are nine-month leases.


44. We refer to footnote (2) to the distribution table. Please provide disclosure regarding how you determined the amount of capital expenditures that will be paid during the next twelve months. If this is based on historical expenditures, please disclose the amounts paid during the most recent years in order to support the amount estimated. In addition, if additional expenditures will need to be made in connection with the JPI portfolio during the following twelve months, these additional expenditures should be included. Finally, we note from your disclosure on page 60 that you are required to contribute certain amounts annually to reserves to cover capital repairs and improvements and that such contributions may exceed the historical amounts of capital expenditures. Please disclose whether you have included these required contributions and, if not, why you do not believe they should be included.

         RESPONSE: We have revised the referenced disclosure in response to the Staff's comments.

45. We refer to footnote (3) to the table. Please expand your footnote disclosure to indicate the nature of the loans included under this heading.

Securities and Exchange Commission
November 4, 2004
Page 16

         RESPONSE: We have revised the footnote in response to the Staff's comment.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 48.
Leasing Student Housing Communities, page 48-49


46. To the extent practical quantify the percentage of the "most" of your leases that commence in mid August as disclosed on page 49.

         RESPONSE: We have revised the disclosure in response to the Staff's comment to use more specific terminology regarding the percentage of leases that commence in mid-August. Please see page 51. We have not, however, quantified the percentage in a numerical presentation since it would not be practicable to do so.

Third party management services, page 49
Third party development consulting services, page 49

47. Revise both sections to disclose the percentages of revenue generated from these third party services per your 2004 pro forma financial statements.

         RESPONSE: We have revised the referenced disclosure per the Staff's comment. Please see pages 50-51.

48. Please provide more detail on the fees charged for these services, including the nature of the obligations by the registrant and third parties, contractors, the range of the fee percentages and the timing of the payments over the life of the project. Moreover, explain whether the registrant will employ architects, construct student communities itself or serve as general contractor.

         RESPONSE: We have revised the referenced disclosure per the Staff's comment. Please see pages 50-51.

49. Please expand your disclosure and provide a more forward-looking discussion on your third party development consulting services segment. We note that the majority of your development consulting services is performed through joint venture arrangements, which are not consolidated in your operations. What involvement do you have with the consulting services performed by these joint ventures? Do you consider the income generated from these joint ventures when managing this segment?

         RESPONSE: We supplementally advise the Staff that EDR does not believe that the development consulting services performed by EDR through joint venture arrangements are a significant part of its business and therefore does not believe that it would be helpful to investors to further detail these arrangements in the prospectus. EDR's development consulting services entity performs all consulting services whether directly for the client or, where a joint venture is involved, indirectly for the client through the joint venture. Therefore, all income generated from the performance of these services, whether directly or indirectly through joint ventures, is ultimately accounted for as income for services performed by EDR's development consulting services entity.

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Securities and Exchange Commission
November 4, 2004
Page 17

Trends and outlook
Rents and Occupancy, page 49

50. Based on your disclosure in the property section, it appears that 15 of 20 properties (excluding one property with no 2002 occupancy rate) or 75% of your intended portfolio has suffered declining occupancy rates from December 31, 2002 to December 31, 2003. We further note that five of the seven Allen & O'Hara properties suffered a decline in occupancy during the same period. Please revise this section to include management's insight into this overall decline and the business reasons for this overall decrease.

         RESPONSE: We respectfully submit to the Staff that decreases in a student housing property's occupancy rates do not necessarily result in decreases in overall property revenues. EDR manages its properties to maximize revenues and profitability. Revenues are primarily determined by two components: rental rates and occupancy rates. EDR customarily adjusts rental rates in order to maximize revenues, which in some cases results in a lower occupancy rate but an overall increase in revenues from the property. We note that in most of the instances of declining occupancy rates cited by the Staff, overall revenues for the properties actually increased. Therefore, the Company believes that it is inappropriate and potentially misleading to prospective investors to focus the disclosure too heavily on either occupancy rates or rental rates. Rather, EDR believes that a balanced presentation of rental and occupancy rates and a focus on overall property revenues, such as the disclosure currently set forth in the prospectus, is the most appropriate way to provide relevant information to prospective investors regarding the results of operations of each of these properties.

51. We refer to your statement that your familiarity with the markets in which the JPI properties are located will allow you to increase the occupancy and rental rates for these properties. We note, however, that the majority of the JPI properties are located in markets in which you have no presence. Please revise or advise.

         RESPONSE: We supplementally advise the Staff that the Company's management team has experience in nine of the 14 markets in which the JPI properties are located (representing 72% of the 11,933 bed inventory in the JPI portfolio) through management of current or prior properties on an ownership or third-party basis or through in-depth examination of property acquisition opportunities in such markets.
         Specifically:

         (i) EDR currently owns or manages properties in two of the JPI portfolio markets (Florida State - two properties and University of Arizona - one property, collectively representing 28% or 3,306 of the JPI portfolio beds);

         (ii) EDR has owned or managed properties in four of the portfolio markets (Western Michigan (1978-93); Ohio State, Kansas and USF (each 1968-97); collectively representing 26% or 3,100 of the JPI portfolio beds); and

         (iii) EDR's management has actively pursued acquiring properties or providing services in three of the JPI portfolio markets during the previous five years (Oklahoma State, Central Florida,

Securities and Exchange Commission
November 4, 2004
Page 18

                  and Missouri; collectively representing 18% or 2,138 of the JPI portfolio beds).


         We have added disclosure to pages 75-76 to demonstrate our specific experience in these markets.

Integration costs related to the acquisition of the JPI portfolio, page 50

52. Please provide a discussion of the additional marketing costs you will bear in connection with the leasing of JPI properties that are located in areas where you do not currently have a presence.

         RESPONSE: We supplementally advise the Staff that the marketing costs for each property in the JPI portfolio are included in the budgeted operating costs of each such property. This treatment is consistent with how EDR's predecessor accounted for such costs on a historical basis. EDR's marketing costs attributable to a specific property are not materially greater for a property located in a market where EDR does not otherwise have a presence. As a result, EDR does not anticipate that it will incur material additional marketing costs for JPI portfolio properties located in new markets beyond the historical range of such costs for marketing other portfolio properties.

53. Tell us your basis for estimating the incremental operating cost of integrating the JPI portfolio to approximately $0.6 million. We note that you experienced an increase in corporate personnel costs of approximately $0.5 million during 2003 due to the addition of four management contract properties in the fall of 2003. Refer also to page 55.

         RESPONSE: We supplementally advise the Staff that EDR determined the estimated incremental operating costs resulting from its acquisition of the JPI portfolio primarily by determining the costs associated with the incremental number of personnel required to service the total amount of properties it will manage following the acquisition. In 2003, Allen & O'Hara's management company (which is being acquired by EDR in its formation transactions) added staff and incurred an additional $500,000 in corporate personnel costs, which resulted in the management company currently having excess personnel capacity to operate several additional properties without adding further management or administrative staff. However, due to the large number of properties in the JPI portfolio, the Company believes that it will need to add further capacity to its staff in order to adequately service all of its portfolio properties. The Company has found that increases in its personnel and operating costs are not linear as they relate to the integration of additional properties, but rather resemble a "stair step" approach, such that additional personnel costs must be incurred only as certain breakpoints in the volume of properties under management are reached. Therefore, EDR believes that the estimated incremental cost increase of $600,000 is accurate and appropriate.

Student housing property acquisitions, page 51

54. You indicate the use of independent appraisals in connection with your acquisitions. Please advise us of, and disclose, the acquisitions or contributions for which you obtained an independent appraisal.

         RESPONSE: We supplementally advise the Staff that the appraisals referenced in the

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Securities and Exchange Commission
November 4, 2004
Page 19

         disclosure relate to appraisals conducted at the time of the initial investment in the property in question by the owners of the properties to be acquired by EDR in its formation transactions. We have revised the disclosure on page 53 to more clearly reflect this fact.

Results of Operations, page 52

General

55. Revise for each period to include a comparison of net income per segment explaining the components and primary sources of any change between comparable periods.

         RESPONSE: We have revised the referenced disclosure on pages 50-59 per the Staff's comment. We supplementally advise the Staff that EDR intends to file interim period financial statements for the nine months ended September 30, 2004, which will include full segment information, as such statements become available and on any event with Amendment No. 2 to the Registration Statement.

56. Further, revise to include a separate caption for each period discussing your joint venture activity.

         RESPONSE: EDR respectfully disagrees with the Staff's request to include separate captions for each period discussing joint ventures due to the nature of EDR's joint venture activities. As previously discussed in the Company's response to comment number 49, 100% of the income from the performance of these consulting services, whether performed directly by EDR's development company or indirectly through joint ventures, is allocated to and received by EDR's development company. Therefore, based upon the guidance provided by the Commission's Interpretive Release 33-8350, EDR does not believe that separately discussing these activities would yield better disclosure in any material respect under the circumstances.

57. Please revise your operating expense reimbursements to describe the types of expenses being reimbursed. For example, for the six months ended June 30, 2004, describe the expenses from the addition of a new contract. Are you referring to the pre-set up and pre-consultation costs before the university approves the contract such as those listed on page 61? or other types of non-development management oriented expenses? Similarly, please provide greater detail into the operating expenses incurred by opening a management contract versus starting a development contract on page 55.

         RESPONSE: We have revised the disclosure on page 55 to clarify what types of expenses are included in the reimbursement. In addition, the changes made to the presentation and discussion of segment information clarifies whether they are related to management services or development services.

58. In connection with your Nonoperating expenses subcaption, please briefly clarify whether the weighted average interest rate calculation covers all outstanding indebtedness for each comparable time period.

         RESPONSE: We have revised the disclosure on pages 55 and 57 to clarify that the weighted average interest rate calculation covers all outstanding debt for each comparable time period.

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Securities and Exchange Commission
November 4, 2004
Page 20

Liquidity and capital resources, page 58
Financing activities, page 58

59. Please clarify to us, and disclose, if both contributions and distributions approximated $1.0 million for the six-month periods ending June 30, 2004 and 2003.

         RESPONSE: We have revised the disclosure on page 60 to clarify that distributions approximated $1.0 million for the period in question.

Investing activities, page 58

60. Please advise us, and disclose, why you consider the collection of deferred development consulting service fees as an increase in investing activities rather than an increase in operating activities.

         RESPONSE: We have revised the referenced disclosure on page 60 to clarify that the changes in cash from investing activities are a distribution from joint venture entities. We respectfully refer the Staff to our response to comment number 128 for additional clarification of EDR's classification of its distributions.

Liquidity Outlook and Capital Requirements, page 59

61. Please discuss in more detail your commitments for capital expenditures during the next 12 months. Include any plans or commitments related to renovation of student housing properties, third party development plans and commitments under any agreements.

         RESPONSE: We supplementally advise the Staff that the Company has no commitments to make any material capital expenditures during the next 12 months. We have revised the disclosure in the "Recurring capital expenditures" subsection on pages 62-63 to discuss in more detail the Company's recurring capital expenditures. Furthermore, we supplementally advise the Staff that EDR has no plans or commitments under any agreement regarding renovation or third-party development plans other than those otherwise disclosed.

62. Please revise the first full paragraph on page 60 to clarify that you do not currently have a credit facility and, to the extent you are unable to secure a facility, you will be dependent upon tapping the capital markets in order to meet your long-term liquidity needs.

         RESPONSE: We have revised the disclosure on page 62 in response to the Staff's comment.

63. Disclose the interest rate for the $6 million loan and how JPI Multifamily Investments, L.P. is affiliated with JPI Investment company which appears to be contributing the communities.

         RESPONSE: The requested disclosure has been added to page 61 as well as to the "Structure and formation of our company - JPI portfolio acquisition agreements" section of the prospectus on page 125.

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Securities and Exchange Commission
November 4, 2004
Page 21

Recurring capital expenditures, page 60

64. It is not clear why much of this table has been left blank considering it depicts expenditures made during historical periods. Please revise to fill in the blanks or advise us as to why it is impossible or impracticable to do so.

         RESPONSE: The recurring capital expenditures table on page 62 has been completed as requested by the Staff.

Pre-development expenditures, page 61

65. If material to your development segment operations, revise to disclose the specific delays beyond the period initially scheduled and the outcome of the adverse event.

         RESPONSE: We supplementally advise the Staff that the Company does not believe delays in connection with projects where EDR is providing development consulting services have any material effect on the Company's operations or results of operations. Delays typically occur between the initial indications of interest in the project and the actual start of the project, during which time EDR is not exposed in a material way to risk related to outstanding expenditures. The referenced disclosure on page 63 has been revised to remove the last sentence of the referenced paragraph in order to alleviate any potential for confusion to the reader.

Commitments, page 61

66. Please revise your footnote disclosure to clarify the nature of the indebtedness represented by footnote (2).

         RESPONSE: We have revised footnote (1) on page 62 to clarify the nature of the indebtedness. We respectively note to the staff that footnote
         (2) refers to the interest on the indebtedness referenced in footnote
         (1) in accordance with the Staff's comment.

67. It does not appear that you have included your obligation to fund annual contributions to your capital reserve account in the table of your contractual obligations. Since your lenders require you to fund these annual contributions, it would appear that those obligations would be included in the table. Please advise or revise the table.

         RESPONSE: The contractual obligations table has been revised to include EDR's capital reserve obligations in response to the Staff's comment.

Off-balance sheet arrangements, page 62

68. Please expand your discussion to include any direct or indirect guarantees related to development consulting services engaged through your joint ventures.

         RESPONSE: We supplementally advise the Staff that EDR has provided no guarantees related to development services that would constitute "off-balance sheet arrangements," including guarantees of indebtedness of the joint ventures or joint venture partners.

Securities and Exchange Commission
November 4, 2004
Page 22

Industry Trends and Outlook, page 65

69. Please specify the date and title of the Educational Testing Service, National Center for Education Statistics, US Census Bureau and any other similar materials you reference in the prospectus.

         RESPONSE: In response to the Staff's comment, the following is a list of the sources referenced in the prospectus under the "Industry trends and outlook" section indicating the date and title of such source:


         - Educational Testing Service 2000 Leadership Series: Carnevale, Anthony P., & Fry, Richard A. (2000) Crossing the Great Divide:
               Can We Achieve Equity When Generation Y Goes to College?

         -     U.S. Bureau of the Census, 1990 Census of Population and Housing.

         - Projections of the Resident Population by Age, Sex, Race, and Hispanic Origin: 1999 to 2100. U.S. Census Bureau. Population Projections Program (NP-D1-A).

         -     U.S. Bureau of the Census, Statistical Abstract of the United
               States: 2003.

         - U.S. Department of Education, National Center for Education Statistics, Integrated Postsecondary Education Data System, "Fall Enrollment Survey" (IPEDS-EF), various years; Enrollment in Degree-Granting Institutions Model. Table 10. (June 2003).

         - U.S. Department of Education, National Center for Education Statistics. The Condition of Education 2003, NCES 2003-067. Washington, DC: 2003.

         -     Trends in College Pricing 2002, The College Board, New York, NY.

         - Grapevine: An Annual Compilation of Data on State Tax Appropriations for the General Operation of Higher Education, Fifty-State Summary Table (Based on Fiscal Year 2004 data), Center for the Study of Education Policy: Table updated on July 16, 2004.

         - The Common Fund for Nonprofit Organizations cited in The Chronicle of Higher Education, The Big Squeeze: Colleges are caught between falling revenue from many sources and rising costs for services. (December 19, 2003).

         Copies of all of the articles and information referenced in the prospectus are being provided supplementally with the Staff's courtesy copies of this letter in response to comment number 3.

         In response to the Staff's comment, we have revised the disclosure to include dates of all of the sources cited in the prospectus as well as additional information related to several sources. In an effort to provide disclosure which complies with the plain English rules and avoid confusing disclosure, we have not included, in most cases, the lengthy names of articles of the sources cited in the prospectus.

70. We refer to your statement that 20 of your 21 properties, following completion of this offering, will be located in states that have increasing enrollment levels. Please clarify that less than half of your properties will be located in states identified in the previous sentence that are poised to experience the largest levels of growth.

         RESPONSE: We have revised the referenced language on page 68 address the Staff's comment.

71. Please confirm the ETS chart on page 66 represent growth in thousands. If so, it is unclear how college enrollment will increase from current levels by 75 million students in each of seven states. If this represents an aggregate measure, please revise to clarify this chart and the measure by which each state is being compared for 20 years.

         RESPONSE: The Educational Testing Service chart does not represent growth in thousands and the reference to "in thousands" in the text on page 68 has been deleted.

72. Please provide support for your statement that college students are staying in college longer prior to graduation than in previous years, and that such trend is expected to continue.

         RESPONSE: According to a report published by the National Center for Education Statistics in June 2003, the average student currently takes 57 months to graduate from a public institution, which is nine months longer than the traditional four years needed to graduate as disclosed in the prospectus on page 67. Please refer to the materials provided supplementally to the Staff with the courtesy copies of this letter for more information.

Higher education housing market, page 66

73. Since traditionally all students on college campuses do not seek on-campus dormitory style facilities, it appears that a comparison of total students to available on-campus housing may be unbalanced. If practical, please provide balancing disclosure concerning the number or portion of students who seek on-campus housing and are denied.

         RESPONSE: EDR is not aware of information relating to the number or percentage of students who seek on-campus housing and are denied. Furthermore, while the comparison of total students to available on-campus housing may not be a perfect proxy for overall private off-campus housing demand, EDR believes that this ratio is the best and most readily available indicator of such demand and can adequately serve as a metric by which

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Securities and Exchange Commission
November 4, 2004
Page 23

         demand for EDR's properties can be measured by a prospective investor. Finally, the desirability of on-campus housing versus off-campus housing at each academic institution varies tremendously based on geography, custom and other factors unique to each such institution. Therefore, EDR believes that any analysis relying too heavily on purely quantitative analysis of available on-campus housing units and number of students attending the academic institution would likely be inaccurate and potentially misleading.

Our Business and Properties

Acquisition Strategy, page 71

74. Please disclose whether you intend to expand geographically into new markets or whether you intend to expand within the markets in which you already have a presence.

         RESPONSE: We supplementally advise the Staff that EDR does intend to expand its operations in new geographic markets as well as in markets where it already owns or operates one or more properties. To further clarify the fact that EDR's targeted geographic scope is generally throughout the United States, we have added the word "nationwide" to the second sentence of "Our business and growth strategy" on page 73. We respectfully submit that the present disclosure, which contains no limiting language regarding the geographic scope of the Company's activities, clearly evidences EDR's intent to pursue investment opportunities wherever they may arise.

Our Properties, page 73

75. Please provide the occupancy rate for each of the properties for each of the last five years rather than last two years. See Item 15(a) of Form S-11. Similarly, please revise to include all material disclosure required by Items 15(e), (g) and (h) of Form S-11. Alternatively, please point the staff to where you have provided this disclosure in the prospectus.

         RESPONSE: We respectfully note that none of the properties are required to be set forth separately pursuant to Instruction 2 to Item 14 of Form S-11. Therefore, we do not believe that EDR is required to set forth the information called for by Item 15 for such properties or that, were it to do so, such disclosure would materially enhance the disclosure regarding the properties. Furthermore, we supplementally advise the Staff that EDR believes that providing the information noted by the Staff would be exceedingly time-consuming and costly given that the JPI portfolio properties are only now being acquired and many of the Allen & O'Hara portfolio properties have not been owned by Allen & O'Hara during the entire five-year period.

Third-party services
Third-party management services, page 98

76. Supplementally, please confirm that none of these properties are owned or partially owned by management or affiliates.

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Securities and Exchange Commission
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Page 24

         RESPONSE: We supplementally advise the Staff that none of the referenced properties are owned or partially owned by management or affiliates.

77. Revise to include a discussion of your food operations. For example, discuss your food operations in Pebble Beach and for the University Towers.

         RESPONSE: In response to the Staff's comment, we have added disclosure on pages 7, 8, 51 and 78 regarding our food services operations. EDR respectfully submits that a more detailed discussion of EDR's food service operations would not provide helpful disclosure for prospective investors since those operations are not material to EDR's overall operations, results of operations or intended future operations.

Third-party development consulting services, page 99

78. Please revise this section to include a table showing the properties for which your predecessor has provided development-consulting services or you are currently providing these services. Further, please explain the relevance of the $226 million and $43 million in aggregate development costs regarding your prior and current fees for consulting services.

         RESPONSE: We have revised the tables on pages 7 and 101 of the prospectus to separately footnote the properties for which EDR's predecessor provided development consulting services and for which such services are currently being provided.

         As to the relevance of the $226 million and $43 million references in the disclosure, the Company believes such measures are the best metrics by which the scope or magnitude of the projects for which it is providing such services can be measured. In an effort to clarify this disclosure, we have added text on page 102 to clarify that the expenditures were made by the institutions rather than by EDR.

Insurance Coverage, page 104

79. We note your disclosure that management believes your insurance limits are appropriate, but that you do not carry insurance for riots or acts of God. Similarly, please revise to include all carved out areas for which you do not carry insurance, such as for environmental risk of loss. For guidance, refer to Instruction 3 to Item 14 of Form S-11.

         RESPONSE: In response to the Staff's comment, we have deleted references to the exclusion of losses related to riots or acts of God because such losses are not specifically excluded under the Company's current insurance policies. In addition, we have expanded the discussion regarding insurance policy specifications. Please see page 106.

Management, page 106

80. Please revise to include a summary of business backgrounds for Messrs. Randall Churchey and Monte Barrow from July 2003 until the present and from August 2002 until the

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Securities and Exchange Commission
November 4, 2004
Page 25

         present, respectively.

         RESPONSE: EDR supplementally advises the Staff that during the dates referenced in the comment, Messrs. Churchey and Barrow were retired. Therefore, the disclosed information reflects the most recent business activities of such gentlemen.

Executive Compensation, page 110

81. Revise to include the summary compensation table information on page 110 and information regarding the terms of the employment agreements on pages 112-114. We note your officers have entered into their employment agreements.

         RESPONSE: We supplementally advise the Staff that EDR has not yet entered into the referenced employment agreements, but that it expects to do so prior to circulation of the preliminary prospectus. The disclosure will be revised to reflect the requested information at that time in another pre-effective amendment to the Registration Statement.

Profit Interests Units, page 112

82. We note that you plan to issue profit interest units. Please revise your disclosure to clarify whether they are or will be exchangeable for shares of your common stock and whether you have any plans to issue these units upon the consummation of the offering.

         RESPONSE: We supplementally advise the Staff that EDR has not yet determined whether it will issue the profits interest units, but that it expects to do so prior to circulation of the preliminary prospectus. The disclosure will be revised to reflect such determination at that time in another pre-effective amendment to the Registration Statement. We have revised the disclosure to clarify that the vested PIUs may be exchanged for an equal number of shares of EDR's common stock at any time following such vesting.

Policies with Respect to Certain Activities
Investment Policies
Investments in securities or interest in entities primarily engaged in real estate - page 115

83. We note you may engage in trading, underwriting, agency distribution of sales of securities of other issuers in the future. Please revise to disclose whether you intend to register as a broker-dealer to conduct these activities. Refer to Item 12(e) of Form S-11. Similarly, please revise to include turnover disclosure pursuant to Item 12(f).

         RESPONSE: We have revised the disclosure on page 120 to clarify that EDR does not intend to act as an underwriter of securities. As revised, we believe the disclosure is fully responsive to the requirements of
         Item 12 of Form S-11.

Certain Relationships and Related Party Transactions
Benefits received by our executive officers and directors in our formation transactions, page 120


84. Rather than generally describing Paul Bower, certain others and the LP agreements,

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Securities and Exchange Commission
November 4, 2004
Page 26

         please revise to identify each individual party and the specific relationship with such party. Similarly, please delete the cross-reference and provide specific disclosure such as the benefits conveyed to related parties as disclosed on pages 129-130.

         RESPONSE: The requested disclosure has been added in response to the Staff's comment.

85. It is not clear why you are unable to provide disclosure regarding the amounts paid to Allen & O'Hara's hotel operations during the years 2001-2003 or the monthly amounts payable under the lease agreement that has been executed. Please revise to disclose this information or explain why it is impossible or impracticable to do so.

         RESPONSE: The requested disclosure has been revised to include information on the amount of historical cost allocations in response to the Staff's comment. We supplementally advise the Staff that, at this point, the shared services agreement has not been completed. However, EDR anticipates that the agreement will be signed and information regarding the agreement will be included in a future amendment of the Registration Statement prior to the circulation of the prospectus.

86. Please tell us whether your shared services agreement includes your related party disclosure on page F-35 relating to a housing development project manager. If not, please revise to include this disclosure or tell us why you do not believe it is material.

         RESPONSE: We supplementally advise the Staff that the agreement will include such disclosure.

Structure and Formation of Our Company
JPI Portfolio acquisition agreements, page 122

87.      Please revise to describe the services provided by Morgan Keegan.

         RESPONSE: We have revised the Registration Statement in accordance with the Staff's request. Please see page 126.

Formation transactions, page 123

88. So that the material terms of the formation transactions are transparent to readers, please provide here, and elsewhere in the filing, a summary table that identifies each initial property, the historic carrying vale of the property, and the total consideration to be issued in exchange for the property including cash, partnership units, and assumption of debt.

         RESPONSE: We have revised the referenced disclosure on page 132 to add the information requested by the Staff, with the exception that EDR does not believe that the historic carrying value of the properties will be useful to a prospective investor in analyzing the current value of the property or the consideration paid for such property, especially given that a number of the properties have been held and depreciated based upon their initial book value over an

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Securities and Exchange Commission
November 4, 2004
Page 27

         extended term.

89. Please revise to clearly describe the persons involved in the sale of the one Allen & O'Hara portfolio property, the Management Company and the Development Company, which may not reflect fair market value.

         RESPONSE: We have revised the disclosure on pages 128-131 to provide the requested information.

90. Please expand your disclosure on page 127 to discuss the purpose of the two scenarios describing the sale-leaseback transaction between University Towers Building and University Towers Raleigh.

         RESPONSE: We have revised the disclosure on page 130 to provide the requested information.

Principal Stockholders, page 131

91. As soon as practicable, revise the table to include the number of shares beneficially owned by each party.

         RESPONSE: The table will be revised as requested in a pre-effective amendment to the Registration Statement as soon as practicable.

The Operating Partnership Agreement, page 145
The University Towers Partnership Agreement, page 149

92. Please revise the introductory paragraphs to each section to clarify that you summarized the material terms of the agreements and remove the statement that the summary is not complete.

         RESPONSE: We have revised the disclosure to provide the requested information.

93. Supplementally, please confirm there are no contractual obligations to make distributions to the University Tower unit holders.

         RESPONSE: We supplementally advise the Staff that no such obligations exist.

Federal income tax consequences, page 154

94. Please revise to make clear that counsel has opined that you are organized in conformity with the requirements for qualification and taxation as a REIT and that your proposed method of operation will enable you to meet the requirements for qualification and taxation as a REIT for the year ended December 31, 2005 and thereafter.

         RESPONSE: We have revised the disclosure on page 159 in response to the Staff's comment.

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Securities and Exchange Commission
November 4, 2004
Page 28

Underwriting, page 179

95. Refer to the first paragraph under the table under this heading. Supplementally, please detail all conditions precedent" that could release the underwriters from their obligations to purchase the shares in the offering.

         RESPONSE: All of the conditions precedent to the underwriters' obligation to purchase the shares in the offering include the following: (i) EDR's Registration Statement or any post-effective amendment has become effective and notice has been received no later than 5:00 p.m. on the date of the Underwriting Agreement, no order suspending the effectiveness has been issued, no proceeding for such purpose shall be pending or threatened by the Commission, the prospectus has been timely filed with the Commission, and all requests by the Commission for additional information have been complied with to the reasonable satisfaction of J.P. Securities, Inc., UBS Securities, LLC and Morgan Keegan & Company, Inc. (collectively, the "Representative"); (ii) the representations and the warranties set forth in the Underwriting Agreement and the statements contained in certificates shall be true and correct as of the closing of the purchase of the shares (or the over-allotment shares, if any) (collectively, the "Closing Date"); (iii) subsequent to the execution and delivery of the Underwriting Agreement, there has been no material adverse change which makes it impracticable or inadvisable (within the judgment of the Representative) to proceed with the offering, sale or delivery of the shares; (iv) on the Closing Date, the Representative shall have received an officer's certificate from a specific officer of EDR certifying to certain items with respect to the offering; (v) on the date of the Underwriting Agreement and on the Closing Date, Deloitte & Touche LLP shall have furnished the Representative "comfort letters" in the form reasonably satisfactory to the Representative;
         (vi) Venable LLP and Morris, Manning & Martin, LLP shall furnish the Representative legal opinions dated the Closing Date in form and substance reasonably satisfactory to the Representative; (vii) the Representative shall have received from Bass, Berry & Sims, PLC a legal opinion with respect to such matters as the Representative may reasonably request; (viii) there is no legal impediment such as any action, statute, rule, etc. shall have been enacted that would as of the Closing Date prevent the issuance or sale of the shares; (ix) as of the Closing Date, the Representative shall have received evidence of good standing with respect to EDR and its subsidiaries; (x) the shares shall be approved for listing on the New York Stock Exchange as of the Closing Date; (xi) the Lock-Up Agreements shall be in full force and effect as of the Closing Date, and (xii) as of the Closing Date, EDR shall have furnished to the Representative certificates and documents reasonably requested by the Representative.

96. We refer to your statement that "If the underwriters sell more shares than the total number shown in the table" on page 179, they have the option to purchase additional shares from the company. Please revise to make clear that the shares referenced here are to cover overallotments.

         RESPONSE: We have revised the disclosure to clarify the shares referenced therein cover the over-allotment. Please see page 184 of the prospectus.

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Securities and Exchange Commission
November 4, 2004
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97.      We note from page 180 that one or more of your underwriters may make an electronic version of your prospectus available on their website.
         Please identify the underwriters and securities dealers who will be engaged in the electronic distribution of prospectuses and describe their procedures to us Supplementally. Alternatively, please confirm that the staff has previously approved of those procedures and that the procedures have not changed since the staff approved them. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

         RESPONSE:

         We supplementally provide the following response to the Staff's comment number 97.

         J.P. Morgan Securities, Inc.

         Neither J. P. Morgan Securities, Inc. nor any of its affiliates intends to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons on any electronic distribution website or platform. As a convenience, J. P. Morgan Securities, Inc. may transmit an electronic version of the prospectus by email to clients upon their individual requests. Please note, however, that J.
         P. Morgan Securities, Inc. will not rely upon any such requested electronic deliveries to satisfy its prospectus delivery requirements.

         UBS Securities LLC

         As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its DealKey (SM) System (described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

         UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC's website. UBS Securities LLC will accept indications of interest from those certain customers through DealKey (SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The DealKey (SM) section is separate from UBS Securities LLC's publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request. UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are "qualified institutional buyers" under Rule 144A. DealKey (SM) contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. We have been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the Commission has reviewed UBS Securities LLC's electronic offering procedures. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Schillinger.

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Securities and Exchange Commission
November 4, 2004
Page 30

         UBS Securities LLC has informed the Company that, in addition to distributing prospectuses electronically through DealKey (SM), it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

         The Company does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.

         Please note that the Registration Statement does contain disclosure that certain of the underwriters may distribute prospectuses electronically. Please see page 186.

98. Supplementally, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Prior to effectiveness, provide us with copies of all offering information concerning your company or prospectus that will appear on and such third party's web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

         RESPONSE:

         We supplementally provide the following response to the Staff's comment number 98.

         JP Morgan Securities Inc.

         JP Morgan Securities, Inc. plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While J.P. Morgan Securities Inc. has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with J.P. Morgan Securities Inc., Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. J.P. Morgan Securities Inc. is providing to the Staff copies of its agreement with Net Roadshow, Inc.

         UBS Securities LLC

         The Company understands that UBS Securities LLC also plans to engage NetRoadshow, Inc. to host or access the preliminary prospectus on the Internet. UBS Securities LLC has entered into a Master Services Agreement with NetRoadshow, Inc., which is being provided with the

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Securities and Exchange Commission
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Page 31

         Staff's courtesy copies of this letter. The only material that will appear on NetRoadshow, Inc.'s website in connection with the offering will be a copy of the preliminary prospectus and the road show. In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters. An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. In the agreement, NetRoadshow, Inc. agrees to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance of the Commission, dated July 30, 1997, with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.

         In addition, UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC's website. The DealKey (SM) section is separate from UBS Securities LLC's publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request, as described in more detail in the Company's response to comment number 97.

99. In the first paragraph on page 181, you state the your executive officers and directors have agreed to not offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock except in "limited circumstances." Please confirm that the only circumstance would be the issuance of shares in connection with an acquisition provided that the recipient of the shares agrees to be bound by the these lock-up agreements. If there are additional circumstances, so state. Further, describe the conditions, if any, under which JP Morgan and UBS Securities would consent to early termination of the lock-up agreements.

         RESPONSE: We have revised the language on page 186 to address the Staff's comments.

         The Company has been informed by the representatives of the underwriters that they do not have any present intention of releasing the Company, the executive officers or the directors from the lock-up arrangements, prior to the expiration of the lock-up period. The underwriters have informed us that the release of any lock-up by the underwriters will be considered on a case-by-case basis. Factors in determining whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, and the trading price of the common stock.

100. Please revise to include separate subcaptions to discuss your (1) lock-up agreements and any other contractual restrictions on the resale of securities and your (2) 5% directed share plan.

         RESPONSE: We have revised the document to include separate subcaptions as referenced above. Please see the section captioned "Underwriting."

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Securities and Exchange Commission
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101.     Supplementally, please provide copies of the materials that you or the underwriters will distribute in connection with the directed share program.

         RESPONSE: We have been advised by the underwriters that there will be no directed share program and the disclosure, where applicable, has been revised to reflect same.

102.     In your discussion of your directed share program, revise to:

         o clarify that potential participants are under no obligation to purchase shares until after effectiveness of the registration statement and pricing; and
         o generally describe who is eligible to participate in the directed share program and please explain how you will determine the prospective recipients of reserved shares.

         RESPONSE: Please see the Company's response to the Staff's comment number 101.

103. Please supplementally describe the mechanics of how and when these directed or reserved shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number or percentage of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD's rules relating to "hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program.

         RESPONSE: Please see the Company's response to the Staff's comment number 101.

Pricing of the Offering, page 181

104. Since there is currently no established trading market for your shares, please revise to clarify whether any peer group of public REITs, REIT indexes or competitors were analyzed in the process of determining the offering price range and if so, disclose these factors. Further, disclose whether any multiples or ratios of a company's or industry's performance were used in determining your price. Refer to Item 505(a) of Regulation S-K.

         RESPONSE: We have revised the disclosure in response to the Staff's comment. See page 187 of the prospectus.

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Securities and Exchange Commission
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Page 33

Where you can find more information, page 183

105. Please delete the second sentence of the second paragraph of this section that qualifies any references to contracts or other documents in the prospectus as not complete. Rule 411(a) permits this type of qualification or incorporation by reference only where a summary of a document is required to be included in the prospectus.

         RESPONSE: We supplementally advise the Staff that we have modified the disclosure to conform more closely with the requirements of Rule 411(a) and Form S-11s that have previously been declared effective by the Commission.

Financial Statements
Unaudited Pro Forma Combined Balance Sheet, page F-4
Unaudited Pro Forma Combined Statement of Operations, pages F-5 and F-6

106. Since Education Realty Trust, Inc. is the registrant, please revise to present their financial information in the first column of the Pro Forma Combined Financial Statements.

         RESPONSE: The disclosure on pages F-4, F-5 and F-6 has been revised as requested.

107. Please revise the pro forma financial statements to present separate columns for the adjustments related to the offering transaction, the adjustments related to the acquired property transactions and the adjustments related to the debt transactions. Also, please present a separate column for each acquisition, and label each column according to the property acquired, or provide detailed, transparent disclosure for each acquired property (e.g., in a combining table) in the applicable note that then ties to the aggregated adjustment in the financial statements. Disclose the owners for each property prior to the acquisitions, the percentage interests each owned and the percentage interests that are being acquired.

         RESPONSE: The pro forma financial statements have been revised to present separate columns for the adjustments related to the offering transaction, the adjustments related to the acquired real estate properties and the adjustments pertaining to the debt transactions. Additionally, we have provided more information as requested in the notes to the pro forma financial statements to disclose the ownership for each contributed or acquired property prior to acquisition, the percentage interests being contributed or acquired, the consideration being exchanged (cash and non-cash) and the accounting treatment for each transaction.

108. Please revise the pro forma combined statement of operations to reflect the income (loss) attributable to the minority unit holders in your Operating Partnership and University Towers Partnership.

         RESPONSE: The minority interest percentage is indeterminable until information concerning units is finalized. The Company will reflect the appropriate accounting for minority interest in the pro forma financial statements in an amendment filed prior to circulation of the prospectus.

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Securities and Exchange Commission
November 4, 2004
Page 34

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7
Note 1. Adjustments to the unaudited pro forma combined balance sheet as of June 30, 2004, page F-7
Note 1.(C). Contribution of ownership interests, page F-7

109. Please advise us of and disclose, the Sponsor's identity. Also, please provide detailed support to us on how you determined the Sponsor. In your response and revised disclosure, please include each interest or property being contributed, the percentage of the interest or property being contributed, the contributing parties for each interest, the percentage interest each is contributing, and the consideration exchanged for each contributors interest. Please advise us why you concluded that the contributed interests should be aggregated and accounted for as though they were a single contribution by a single Sponsor. Indicate how you will account for each contribution by each entity. Cite relevant accounting literature to support your assertions.

         RESPONSE: The promoter is Paul O. Bower. He is considered the promoter pursuant to Rule 405 of Regulation C, which states that a promoter is considered "any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." Rule 405 further states that "all persons coming within the definition of "promoter" in paragraph (1) of this section may be referred to as "founders" or "organizers" or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer". Please note that we have revised the reference to Paul O. Bower as the "sponsor" by referring to him as the "promoter" consistent with our analysis outlined in response to comment number 23.

         In response to the Staff's request to provide information on each interest or property being contributed, the percentage of the interest or property being contributed, the contributing parties, the percentage interest each is contributing, the consideration exchanged, and the accounting for each contribution by each entity, please see the response to comment numbers 107 and 110.

         The pro forma financial statements and notes thereto have been revised per the Staff's comments.

110. If you assert common control as your basis to account for any of the formation and structuring transactions using historical cost, please provide detailed support for your assertion for each transaction. With respect to each combining entity, partnership, and property, please summarize for us its ownership interests, explain the rights of each owner, identify the controlling person, and explain the basis for his control.

         RESPONSE: Paul O. Bower owns directly and indirectly 75% of Allen & O'Hara Education Services, LLC ("AOES") and 69% of C Station, LLC. The minority interests in AOES and C Station LLC are held by management personnel of the predecessor. Mr. Bower's ownership interests and the minority ownership interests in AOES and C Station LLC are being exchanged for limited partnership units in the Operating Partnership with an

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Securities and Exchange Commission
November 4, 2004
Page 35

         estimated value of $12,672. The management personnel are not considered to be under common control with Mr. Bower pursuant to EITF Issue No. 02-05, "Definition of Common Control in Relation to FASB No. 141", as contemporaneous written evidence of an agreement to vote in concert between Mr. Bower and management does not exist. We believe to the extent Mr. Bower exchanges his ownership interests, the acquisition should be reflected at historical cost and that the acquisition of other investors' interests (management and outside investors) should be recorded at fair value of the consideration exchanged for such interests. EITF Issue No. 94-2, "Treatment of Minority Interests in Certain Real Estate Investments" and Staff Accounting Bulletin No. 48 (Topic 5G), "Transfers of Nonmonetary Assets by Promoters or Shareholders" support reflecting Mr. Bower's interests at historical cost given that Mr. Bower is the promoter/sponsor as that term is used in EITF Issue No. 94-2 which states

                  "In a typical umbrella partnership real estate investment trust (UPREIT) transaction, an operating partnership is formed by a sponsor. The sponsor contributes real estate properties and related debt to the operating partnership in exchange for a limited partnership interest in the operating partnership. This exchange is typically accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the contributed assets and liabilities are accounted for by the operating partnership at the sponsor's historical cost.

                  Concurrent with the formation of the operating partnership, a real estate investment trust (REIT) invests proceeds from a public offering in exchange for a majority interest (general partner) in the operating partnership; the sponsor retains a minority interest in the operating partnership. Because of its controlling financial interest, the REIT consolidates the operating partnership in its financial statements. In the typical UPREIT structure, the REIT's consolidated financial statements report the assets and liabilities contributed by the sponsor at the sponsor's historical cost basis in accordance with SAB 48."

         To the extent management and outside investors' interests are acquired, EDR believes that fair value accounting would be required pursuant to the guidance in SFAS No. 141, "Business Combinations" which states in paragraph 14 "the acquisition of some or all of the noncontrolling interests in a subsidiary-whether acquired by the parent, the subsidiary itself, or another affiliate shall be accounting for using the purchase method."

111. Please advise us, and disclose, if all the entities included in the predecessor financial statements will be contributed to Education Realty Trust in the formation transaction.

         RESPONSE: Allen & O'Hara Education Services, LLC, The Gables Apartments, Education Properties Trust, LLC, C Station, LLC and University Towers Raleigh, LLC comprise the predecessor and each will be contributed to Education Realty Trust, Inc. or acquired by Education Realty Trust, Inc. in connection with the formation transactions. Specifically as described in the response to comment number 110, AOES and C Station, LLC will be contributed by the promoter as he controls those entities prior to the formation

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Securities and Exchange Commission
November 4, 2004
Page 36

         transactions. As it relates to The Gables Apartments, Education Properties Trust, LLC and University Towers Raleigh, LLC, either the applicable entity owning the real estate or the student housing property itself will be acquired as part of the formation transactions. We have added disclosure in the notes to the pro forma financial statements for clarity.

112.     You disclose, "These transactions will result in the acquisition of real estate assets...." Please advise us of, and disclose in the next amendment, if the transactions you reference that result in adjustments to the predecessor financial statements relate solely to the acquisition of the minority interest, or if they also relate to the interests contributed by the Sponsor. Also, the column header related to these adjustments is titled, "Contributed assets." Please revise the title for clarity and in response to this comment.

         RESPONSE: We have changed the column header from "Contributed assets" to "Acquisition of minority interests" to provide further clarity. The adjustments to the predecessor's financial statements that are reflected in the pro forma financial statements relate solely to the acquisition of minority interests and not the interests exchanged by Paul O. Bower. These adjustments result from the application of purchase accounting as described in the response to comment number 110. We have also added disclosure in the notes to the pro forma financial statements to more clearly describe the nature of the adjustments.

113.     Please advise us of, and disclose:

                  a) The ownership interest held by the Sponsor and minority holder for each of the contributed or acquired entities;
                  b) Allocation of both cash and non-cash consideration paid to both the Sponsor and minority holders for each interest contributed or acquired;
                  c) Assets and liabilities of each business contributed or acquired.

         RESPONSE: We respectfully refer the Staff to our response to comment number 110 as it relates to the AOES and C Station, LLC formation transactions. As it pertains to the remaining formation transactions we supplementally advise the Staff of the following:

         - The Gables Apartments is owned directly and indirectly 50% by an unaffiliated third party investor, 37% by Paul Bower (the promoter) and 13% by management of the predecessor. The unaffiliated third party will receive approximately $525 in cash as consideration for their interests. Paul Bower will receive approximately $368 in cash and $26 in limited partnership units in the Operating Partnership as consideration for his 37% interest and management will receive approximately $122 in cash and $9 in limited partnership units in the Operating Partnership for their 13% interests.

         - Education Properties Trust, LLC, which owns four student housing properties disclosed in Note 1 to the audited combined financial statements of the predecessor, is owned directly and indirectly 87% by an unaffiliated third party investor and 10% by Paul Bower and 3% by management of the predecessor. The unaffiliated third party will receive approximately $24,035 in cash as consideration for their interests. Paul Bower will receive approximately $1,689 in cash and $821 in limited partnership

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Securities and Exchange Commission
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Page 37

                  units in the Operating Partnership as consideration for his 10% interest and management will receive approximately $563 in cash and $273 in limited partnership units in the Operating Partnership for their 3% interests.
         - University Towers Raleigh, LLC is owned directly and indirectly 76% by unaffiliated third party investors, 22% by Paul Bower and 2% by a member of management of the predecessor. The unaffiliated third parties will receive approximately $8,673 in cash and $1,200 in limited partnership units in the University Towers Partnership as consideration for their interests. Paul Bower will receive approximately $2,869 in limited partnership units in the University Towers Partnership as consideration for his 22% interest and the member of management will receive approximately $200 in limited partnership units in the University Towers partnership for his 2% interest.

         - The JPI portfolio is owned directly and indirectly by JPI Investment Company, L.P. JPI will receive approximately $82,105 in cash, $7,995 in limited partnership units in the operating partnership, and $375 in warrants.

         The acquisition of The Gables Apartments, Education Properties Trust, LLC and University Towers Raleigh, LLC are accounted for using historical cost basis for the acquisition of the ownership interests previously owned (directly or indirectly) from Paul O. Bower consistent with the guidance in EITF 94-2, as described in the response to comment number 110. The interests acquired from members of management and the unrelated third-party investors will be accounted for using the purchase method prescribed by SFAS No. 141, "Business Combinations". EDR does not consider management personnel to be under common control with Mr. Bower pursuant to EITF 02-5, "Definition of Common Control" in Relation to SFAS 141, as contemporaneous written evidence of an agreement to vote in concert between Mr. Bower and management does not exist. EDR believes this treatment is consistent with the guidance in SFAS No. 141, paragraph 14, which states that "the acquisition of some of all of the non-controlling equity interests in a subsidiary - whether acquired by the parent, the subsidiary itself, or another affiliate - shall be accounted for using the purchase method." The acquisition of the JPI portfolio will be accounted for using the purchase method as prescribed by SFAS No. 141 as neither EDR nor any of the owners of the entities comprising the predecessor has any ownership interests in or affiliations with JPI.

         With respect to the assets and liabilities of each acquired or contributed business, we respectfully refer the Staff to the revised notes to the pro forma financial statements, which now include this information.

114. Please advise us, and disclose, why the acquisition of the minority interests results in approximately $3 million of goodwill.

         RESPONSE: As part of the formation transactions, the operating partnership will merge with C Station, LLC and Allen & O'Hara Education Services, LLC ("AOES"). As described in the response to comment number 110, the purchase method of accounting as prescribed by SFAS No. 141 will be applied to the acquisition of the minority interests of C Station, LLC and AOES. The goodwill and other intangible assets reflected as an

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Securities and Exchange Commission
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Page 38

         adjustment in the pro forma balance sheet as of June 30, 2004 represents the estimate of the excess of the total consideration paid for the minority interests acquired over the estimated fair value of the net tangible assets of AOES and C Station, LLC. The total consideration to the minority owners of AOES and C Station, LLC is approximately $3,100 while the net value of the related tangible assets acquired and liabilities assumed approximates nil. EDR allocated the excess consideration based on guidance provided in SFAS No.141 to the underlying assets, including lease intangibles and goodwill.

Notes 1.(E) -- 1 .(J), Acquisitions, pages F-7 to F-8

115. Please advise us, and disclose, the method you will use to account for each of the acquisitions disclosed in the aforementioned notes. Disclose the method used to account for interests owned by unaffiliated third parties and those owned by affiliates, and disclose how you determined the value you will record upon acquisition. Include support for your method.

         RESPONSE: We respectfully refer the Staff to the Company's response to comment numbers 110, 113 and 114.

         Furthermore, we note that with the exception of the acquisition of the JPI portfolio, all of the Company's acquisitions are being accounted for using historical cost basis for the acquisition of the ownership interests previously owned (directly or indirectly) from Paul O. Bower, who is the promoter of the formation transactions of Education Realty Trust, Inc. and its subsidiaries. We believe this treatment is consistent with the guidance in EITF 94-2, which states the following:

                  "In a typical umbrella partnership real estate investment trust (UPREIT) transaction, an operating partnership is formed by a sponsor. The sponsor contributes real estate properties and related debt to the operating partnership in exchange for a limited partnership interest in the operating partnership. This exchange is typically accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Accordingly, the contributed assets and liabilities are accounted for by the operating partnership at the sponsor's historical cost.

                  Concurrent with the formation of the operating partnership, a real estate investment trust (REIT) invests proceeds from a public offering in exchange for a majority interest (general partner) in the operating partnership; the sponsor retains a minority interest in the operating partnership. Because of its controlling financial interest, the REIT consolidates the operating partnership in its financial statements. In the typical UPREIT structure, the REIT's consolidated financial statements report the assets and liabilities contributed by the sponsor at the sponsor's historical cost basis in accordance with SAB 48."

         The Company believes the acquisition of the interests owned directly or indirectly by Mr. Bower should be accounted for at historical cost.

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Securities and Exchange Commission
November 4, 2004
Page 39

         The interests acquired from members of management and the unrelated third-party investors will be accounted for using the purchase method prescribed by SFAS No. 141, "Business Combinations". EDR does not consider management personnel to be under common control with Mr. Bower pursuant to EITF 02-5, "Definition of Common Control" in Relation to SFAS 141, as contemporaneous written evidence of an agreement to vote in concert between Mr. Bower and management does not exist. EDR believes that this treatment is consistent with the guidance in SFAS No. 141, paragraph 14, which states that "...the acquisition of some of all of the non-controlling equity interests in a subsidiary - whether acquired by the parent, the subsidiary itself, or another affiliate - shall be accounted for using the purchase method."

         The acquisition of the JPI portfolio will be accounted for using the purchase method as prescribed by SFAS No. 141 as neither EDR nor any of the owners of the entities comprising the predecessor has any ownership interests in or affiliations with JPI.

116. Please advise us, and disclose, whether the mortgage indebtedness assumed is presented at the carrying value or at fair value.

         RESPONSE: The mortgage debt assumed in connection with the JPI portfolio acquisition was presented at carrying value. The mortgage debt was refinanced in August 2004 at fixed rates of interest. The Company has revised the pro forma adjustment related to its estimate of the fair value of the assumed debt. Additional disclosure has been added to reflect this in the notes to the pro forma financial statements.

Notes 2.(M), 3.(CC) and 3.(DD), Additional expenses, pages F-9 and F-10

117. Please advise us of, and disclose, the basis for your adjustments related to assignment of leases, sublease rental income, and additional management fee expense. Include support for your assertions. Please refer to Article 11 of Regulation S-X.

         RESPONSE: Previous to the formation transactions, Allen & O'Hara, Inc. ("AOI") leased corporate office space from a third party. AOI pays the lease costs and bills a percentage of the costs applicable to the operations of the entities comprising the predecessor based upon the percentage of space occupied in relation to the total. As part of the formation transactions, AOI will assign the third party lease to EDR. Additionally, EDR plans to bill AOI for its share of the lease costs in a similar manner as AOI has historically billed the predecessor pursuant to a shared services agreement. Management believes the leasing arrangement reflects current market rates. In the Company's pro forma statements of operations for the six months ended June 30, 2004 and for the year ended December 31, 2003, the Company has increased general and administrative costs for the amount of lease costs that were borne by AOI during the respective periods since EDR will assume this lease. Additionally, since we the Company has a shared services agreement with AOI, this same amount will be billed back to AOI, which is reflected as an increase in rental income in the June 30, 2004 and December 31, 2003 pro forma statements of operations. EDR believes that these adjustments are in accordance with Article 11 of Regulation S-X, paragraph (b)(6), as they give effect to events that are directly attributable to the

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Securities and Exchange Commission
November 4, 2004
Page 40

         transaction, expected to have a continuing impact on the registrant, and are factually supportable.

         Pursuant to a transitional property management agreement in connection with the acquisition of the JPI portfolio, JPI will continue to manage nine of the 14 properties being acquired for a period up to 90 days following the consummation of the acquisition. EDR does not expect this adjustment to have a continuing impact on its business, and, accordingly, we have revised the pro forma financial statements to remove this adjustment.

Notes 2.(O) and 3.(EE). Costs associated with operating as public company, pages F-9 and F-10

118. Since it is does not appear that you have a factually supportable basis for the adjustments related to the increased costs associated with your operating as a public company, please remove these adjustments from the pro forma financial statements. Refer to Article II of Regulation S-X.

         RESPONSE: The Company believes that the estimated costs associated with operating a public company is factually supportable based on management's evaluation of anticipated staffing needs, and the related compensation and benefits costs expected to be incurred, as well as the estimated additional costs to be incurred with being compliant with the related rules and regulations of the Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002. The Company believes that removing these costs from the pro forma financial statements would inaccurately reflect the costs associated directly with the offering transaction.

119. Please advise us if you considered the impact of the leasing activities associated with University Towers Raleigh, LLC on the pro forma combined statement of operations, the accounting treatment, if so, and the basis for any adjustments.

         RESPONSE: The impact of the leasing activities associated with University Towers Raleigh, LLC on the pro forma combined statements of operations is not reflected. There are currently two possible scenarios (as described on pages 130 and 131 of the prospectus) under which the University Towers transaction could occur. EDR does not currently have the lender's consent, and therefore we provided pro forma adjustments based on the description of the transaction provided EDR does not obtain lender consent. Under this approach the rental payments for the leasing activities related to the garage are to commence December 1, 2005 at an annual rent of 7.5% of the appraised value of the garage. The appraisal has not yet been obtained and therefore the rent is not determinable at this time. Once the information is known, EDR will reflect the appropriate pro forma adjustment for this lease arrangement in a future pre-effective amendment prior to circulation of the preliminary prospectus.

Notes 2.(P) -- 2(T), and 3. (FF) -- 3(JJ.) Additional depreciation and amortization expense, pages F-9 to F-1I


120. It appears that you are presenting total depreciation and amortization expense associated

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Securities and Exchange Commission
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Page 41

         with the JPI portfolio rather than the "additional" depreciation and amortization expense that would be recognized from the step-up in basis due to recording the assets, etc. at fair value in accordance with purchase accounting. Please advise us, and revise your statements or disclosure, as appropriate.

         RESPONSE: The adjustments presented for additional depreciation and amortization expense related to the acquisition of the JPI portfolio is management's total estimated depreciation and amortization expense related to the JPI real estate assets after the application of purchase accounting in accordance with SFAS No. 141. The Company believes it is more clear to have the columnar presentation of the JPI portfolio acquisition in the pro forma financial statements agree with the information presented elsewhere in the Registration Statement (specifically the audited financial statements presented in accordance with Rule 3-14). We have revised the disclosure in the applicable notes to the pro forma financial statements to clarify that this represents the total depreciation and amortization expense related to the acquired JPI portfolio.

121. Please advise us of, and disclose, the factors considered in estimating the additional depreciation and amortization expense, and the estimated useful life for each asset purchased.

         RESPONSE: In estimating the depreciation and amortization expense that would result from the JPI portfolio acquisition and the C-Station, LLC acquisition subsequent to the application of purchase accounting, management considered the following factors in estimating the useful life of each asset:

         - The expected useful life of other assets to which the useful life may relate
         -        The period of time the asset has been in existence
         - The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life)
         - Any legal, regulatory or contractual provisions that may limit the useful life

         Further, we have revised the disclosure in the applicable notes to the pro forma financial statements to provide clarity to the reader of the factors considered and the estimated useful lives utilized.

Notes 2.(U) and 3.(KK). Interest expense, paces F-9 and F-11

122. Please advise us of, and disclose, if you are using current interest rates, or interest rates for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, disclose the effect on income of a 1/8 percent variance in interest rates. Also, please advise us, and disclose, if management has determined that the interest rate used is reasonable.

         RESPONSE: As discussed in response to comment number 116, the mortgage debt to be assumed by the Company in connection with the JPI portfolio acquisition was refinanced in

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Securities and Exchange Commission
November 4, 2004
Page 42

         August 2004. The pro forma adjustment reflects the interest expense the Company expects to incur based on the refinanced fixed rates. Disclosure has been added to the applicable notes for enhanced clarity.

Notes 2.(V) and 3.(LL), Amortization of deferred financing costs, pages F-9 and F-1I

123. Please advise us of, and disclose, the period over which you are amortizing the additional deferred financing costs.

         RESPONSE: Deferred financing costs are being amortized over the applicable terms of the related debt using the effective interest method. Disclosure has been added to the applicable notes to the pro forma financial statements for enhanced clarity.

Notes 2.(Y) and 3.(OO), Tax expense, pages F-10 and F-11

124. Please advise us, and disclose, if you calculated the tax expense adjustment using the statutory rate in effect during the periods for which the pro forma statements of operations are presented, and if your adjustment included any unusual effects of loss carry forwards, etc. Include support for your adjustment.

         RESPONSE: The tax expense reflected in the pro forma financial statements represents the application of the statutory rate in effect during the periods presented to the Company's estimated taxable income of the taxable REIT subsidiary. The adjustment does not include any unusual effects of loss carry-forwards. For the periods presented, the Company estimated the pro forma income of the taxable REIT subsidiary to be $1,658 and $2,255 for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively. We have revised the disclosure to reflect the above.

Notes 2.(Z) and 3.(PP), JPI portfolio, pages F-10 and F-11

125. Please clarify that the adjustments related to the acquisition of the JPI portfolio are solely related to certain revenues and expenses, and refer the reader to the statements of the JPI portfolio included elsewhere in the filing.

         RESPONSE: We have revised the disclosure in the notes to the pro forma financial statements to clarify that the adjustments and the column presented in the financial statements related to the JPI portfolio acquisition are solely attributable to the certain revenues and certain expenses of the JPI portfolio. Additionally, we have referred the reader to the financial statements of the JPI portfolio included elsewhere in the filing.

Report of Independent Registered Public Accounting Firm, pages F-12, F-16, F-38, F-44, and F-52

126. In the next amendment, please include a signed copy of each Report of Independent Registered Public Accounting Firm. Refer to Article 2 of Regulation S-X.

         RESPONSE: Signed copies of each Report of Independent Registered Accounting Firm
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Securities and Exchange Commission
November 4, 2004
Page 43

         are included with the filing of the Amendment.

Financial Statement Schedules

127. In the next amendment, please file the schedules required by Rule 5-04 of Regulation S-X, or disclose why this information has been omitted.

         RESPONSE: The information required in Schedules II, III, and IV to be filed in accordance Rule 5-04 of Regulation S-X is included in the notes to the combined financial statements of the Education Realty Trust predecessor. The Company believes that the information in Schedules I and V of Rule 5-04 is not applicable. Additionally, Rule 5-04 states that "...if the information required by any schedule (including the notes thereto) may be shown in the related financial statement or in a note thereto without making such statement unclear or confusing, that procedure may be followed and the schedule omitted." EDR believes that it is in compliance with Rule 5-04.

Education Realty Trust predecessor, pages F-17 to F-37
Combined Statements of Cash Flows, page F-20

128. In a supplement response, please advise us why you present distributions from unconsolidated joint ventures as cash provided by investing activities. Do these distributions represent a return of capital rather than a return on capital?

         RESPONSE: We supplementally advise the Staff that the distributions received from the unconsolidated joint ventures are cash distributions to the respective joint venture partners in advance of the earnings process. The joint ventures receive cash from development activities in advance of the culmination of earnings. The joint venture entity defers the recognition of revenue, but generally disburses the cash to the respective joint venture partners. We believe it is not appropriate to reflect these advance cash distributions in operations prior to the joint venture having recognized the revenue and therefore the distributions are appropriately reflected as returns from investment.

Notes to Combined Financial Statements, pages F-21 to F-37
Note 1, Organization and ownership of the predecessor, page F-21

129. Please advise us, and disclose, the percentage interest in Allen & O'Hara Education Services and the percentage interest in Allen & O'Hara Educational Properties owned by Allen & O'Hara (directly and indirectly) and the percentage interest owned by unaffiliated third, parties.

         RESPONSE: Allen & O'Hara Education Services, LLC ("AOES") and Allen & O'Hara Educational Properties, LLC ("AOEP") are both owned 50% by AOI and 50% by Student Management Associates, LLC ("SMA"). AOI is owned 100% by Paul O. Bower. SMA is owned 50% by AOI and 50% by several members of the predecessor's management team (Randall Brown, Wallace Wilcox, Thomas Hickey, William Harris and Craig Cardwell

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Securities and Exchange Commission
November 4, 2004
Page 44

         each own 10%). Therefore, both AOES and AOEP are 75% owned directly or indirectly by Paul O. Bower, with the remaining 25% interests held by members of management. We have revised the disclosure to more clearly describe the ownership of AOES and AOEP.

130. Your disclosure suggests that the predecessor entities have common ownership. Please clarify how all of the predecessor entities have common ownership and common management?

         RESPONSE: All entities comprising the predecessor as described in Note 1 to the combined financial statements are commonly managed directly or indirectly by Paul O. Bower. Paul O. Bower controls AOES, the management company, through his direct and indirect ownership as described in our response to comment number 129. He also serves as the President and Chief Executive Officer of AOES. Additionally, Paul O. Bower has ownership in the other student housing properties comprising the predecessor through his 100% ownership of AOI. Each of the student housing properties comprising the predecessor are managed by AOES pursuant to formal management agreements. Therefore, all entities comprising the predecessor are under common management and the Company believes that presentation of combined financial statements is appropriate.

131. You indicate that University Towers Raleigh, LLC was formed to own and manage the University Towers property. You also indicate that University Towers Raleigh, LLC is managed by AOES. Please clarify who manages the University Towers Property and your basis for including this property in the combined financial statements.

         RESPONSE: University Towers Raleigh, LLC was formed to own and manage the University Towers property. Subsequent to formation, University Towers Raleigh, LLC entered into a management contract with AOES to manage the student housing property. University Towers Raleigh, LLC is directly and indirectly owned by Paul O. Bower and therefore is under common ownership and management during the historical periods presented in the combined financial statements. We believe the disclosure on page F-26 is clear that AOES manages this property.

Note 2, Summary of significant accounting policies, pages F-23 to F-28 Basis of Presentation, page F-23

132. Please advise us of, and disclose, your principles of consolidation. Refer to Rule 3A-03 of Regulation S-X.

         RESPONSE: The combined financial statements of the Education Realty Trust predecessor include the accounts of the entities disclosed in
         Note 1 to the combined financial statements. All significant intercompany balances and transactions have been eliminated. We have revised the disclosure in Note 2 under basis of presentation to more clearly explain the accounting policy as it relates to the presentation of combined financial statements.

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Securities and Exchange Commission
November 4, 2004
Page 45

Revenue recognition, pages F-25 and F-26
Student housing rental revenue, page F-25

133. We note from your disclosure that you recognize lease revenue, incentives and non-refundable application and service fees on a straight-line basis over the term of the lease contract. Please describe the type of lease incentives that you may offer. In addition, tell us your basis for recording the nonrefundable application and service fees on a straight-line basis over the term, of the lease? Over what period are the related services performed. Tell us how this is in compliance with SAB 104.

         RESPONSE: Lease incentives typically are comprised of providing the tenant with discounted monthly rent in order to increase a respective property's occupancy or free rent. The lease incentives are recognized on a straight-line basis in accordance with FAS No. 13, "Accounting for Leases" and specifically FTB 88-1, "Issues Relating to Accounting for Leases". FTB 88-1, paragraph 10 views lease incentives as an inseparable part of the lease agreement that must be recognized as reductions to rental revenue on a straight-line basis over the term of the new lease in accordance with paragraph 15 of FAS No. 13.

         Nonrefundable application and service fees represent up-front payments by the tenants. The service fees are a nonrefundable deposit. The application fees represent fees charged the tenants to cover upfront administrative costs. These fees are recognized on a straight-line basis over the term of the related lease in accordance with SFAS No. 91, which specifies the accounting for fees and initial direct costs associated with leasing. Specifically, paragraph 2 defines nonrefundable fees to include application fees. Additionally, paragraph 8 specifies that these fees should be deferred and recognized over the life of the lease.

         Additionally, we note that Staff Accounting Bulletin No. 104, Topic A,
         Section 3(f) provides further guidance for nonrefundable fees. In this section, examples are provided of circumstances where registrants charge nonrefundable fees upon entering into certain agreements. Consistent with the facts in this section, EDR does not believe that the signing of a lease represents a discrete earnings event, nor does it believe that the tenant would pay these fees absent of its continuing involvement to provide the leased space. The Interpretive Response to this section states that "...the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred over the period that the fees are earned." Accordingly, EDR defers recognition of these fees upon signing of a lease and recognizes them in a straight-line manner over the life of the lease term.

Development consulting revenue, page F-26

134. Please describe the nature of costs you incur in connection with your development consulting services and over what period these costs are typically incurred. In addition, tell us your basis for measuring job progress based on construction costs incurred relative to the total estimated construction costs rather than the actual management effort expended.

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Securities and Exchange Commission
November 4, 2004
Page 46

         Refer to SOP 81-1.

         RESPONSE: We supplementally advise the Staff that costs typically incurred related to EDR's third-party development consulting services include costs incurred during the pursuit of an award, predevelopment phase, and during the actual third party construction of a student housing property. Costs incurred during the pursuit phase, both internal and external, as well as the treatment of such costs, are discussed in the response to comment number 136. After a development consulting contract is awarded, EDR typically incurs internal costs (salaries, benefits, etc. of its employees devoted to these activities) and certain external costs (travel, etc.) related to consultative services negotiating various contracts related to the project on behalf of the third party project owner. With respect to these contract negotiations, EDR serves in an agency capacity only as described in paragraph 15 of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. After the financing of the project has been obtained by the project owner, construction begins. After this point, EDR incurs internal costs and external costs related to the general oversight of the project completion, review of construction draws, review and supervision of the budget, and other services. Throughout the life of a typical construction project, the direct incremental out-of-pocket costs are reimbursed to EDR; hence substantially all of the true "costs" related to the development consulting fees are internal salaries and benefits costs of the EDR employees who devote time to these projects.

         The total development consulting fee EDR receives is defined in the related development agreement and is based upon a fixed percentage of the total construction costs negotiated as part of the financing. This fee represents consideration for all the services described above. Typically, EDR receives a certain percentage of the development consulting fee in cash when the bond financing closes. The remaining fee is typically paid to EDR in monthly installments over the estimated construction period. It recognizes this development consulting fee using the percentage-of-completion method in proportion to the contract costs incurred by the owner over the course of the construction phases of the respective projects. This is based upon the guidance in SOP 81-1. Please refer to paragraph 13 of this SOP as to the applicability of these contracts to this standard. EDR believes that its policy is appropriate as these contract costs are obtained from objective sources and are reasonably estimable.

         None of the development consulting fee is recognized previous to the closing of the bond financing. EDR does not believe that it is appropriate to recognize any of this fee before bond financing can be obtained, since the ability to pay this fee does not exist previous to this time. Additionally, EDR does not believe that the costs associated with the total effort required by EDR for an entire project is reasonably estimable, due to the unique circumstances of each project. For instance, throughout the Company's experience in providing development consulting services, the amount of time and cost invested into the assistance with negotiation of certain agreements, including project financing, varies significantly by project. The costs associated with this effort cannot be reasonably estimated at the beginning of a project. Hence, the efforts-expended method illustrated in

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Securities and Exchange Commission
November 4, 2004
Page 47

         paragraph 48 of SOP 81-1 is not used in measuring extent of progress towards project completion.

         The total construction costs of a student housing development and construction project are reasonably estimable. EDR measures the extent of progress towards project completion using the ratio of costs incurred to total estimated construction costs. It obtains reasonable and objective evidence of this progress over the course of the project by reviewing the documents that are submitted to the bond trustee by the owner to fund the payment of project costs to the contractor, consultants, and others, referred to as construction draws.

135. Please advise us, and disclose, where in the Combined Statements of Operations you report expense reimbursements in connection with development consulting services. Support your policy.

         RESPONSE: Expense reimbursements related to EDR's third-party development consulting activities are recorded as revenue in the combined statements of operations in the caption "operating expense reimbursements" as appropriate under EITF Issue No. 14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred". We supplementally advise the Staff that operating expense reimbursements related to development consulting services has been $386, $266, and $93 for the three years ended December 31, 2003, respectively.

136. It appears from the disclosure on page 61 that you incur predevelopment expenditures related to your third-party development consulting activities. Please advise us of, and disclose, the method used to account for these predevelopment expenditures. Support your policy and site relevant literature.

         RESPONSE: As described in the response to comment number 134, the Company incurs costs related to the pursuit of third-party development consulting contracts. These costs are expensed as incurred until the Company is notified in writing that it has been awarded the contract. These costs include internal salaries and benefit costs of personnel devoted to these activities. The Company also incurs external costs related to travel, the performance of market studies, etc. These costs are to be reimbursed upon closing of the project financing. When a contract is awarded in writing, the costs previously incurred and expensed are recorded as a receivable as management has determined that is the point it is probable the costs will be realizable and collected. No internal costs are capitalized. The Company believes that this policy is appropriate in accordance with the AICPA's Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (refer to the Company's response to comment number 134 as to the applicability of this standard to these activities). Paragraph 75a of SOP 81-1 states the following:

                  "Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained should not be included in contract costs or inventory before the receipt of the contract. However, such costs may be otherwise deferred, subject to evaluation of their probable recoverability, but only if

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Securities and Exchange Commission
November 4, 2004
Page 48

                  the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is probable."

         Additionally, it is important to note that historically the Company's success rate on winning development consulting contracts is approximately 20%. EDR does not believe that the recoverability of the pursuit costs related to these development consulting contracts is probable until it is notified in writing that it has been awarded the contract.

Note 11. Commitments and contingencies, page F-36

137. Please advise us, and disclose, if the initial public offering and the formation and acquisition transactions contemplated in this filing qualify as a "major capital event" under the predecessor operating agreements. If so, disclose the impact of the guaranteed return, and advise us how you have treated the guarantee in the pro forma financial statements.

         RESPONSE: We supplementally advise the Staff that the formation transactions contemplated in this offering do not qualify as a "major capital event" as defined by the operating partnership agreement. We have revised Note 11 to the financial statements on page F-40 to clarify this point.

JPI Portfolio, pages F-39 to F-43

138. Please revise the statements of certain revenues and expenses for the JPI Portfolio for the comments noted above, as appropriate.

         RESPONSE: Please see pages F-43 through F-47 for revisions to the disclosure.

Notes to combined statements of certain revenues and certain expenses, pages F-40 to F-43
Note 1, Basis of presentation, page F-40

139. Please advise us of, and disclose, your basis for determining that the JPI Portfolio was commonly owned and managed.

         RESPONSE: The 14 student housing properties comprising the JPI portfolio are managed by JPI Apartment Management, Inc. JPI Apartment Management, Inc. is owned by JPI Investment Company L.P. ("JPIIC"). JPIIC directly or indirectly has ownership in the 14 student housing properties. Therefore, the JPI portfolio was commonly owned and managed during the historical periods and the Company believes that the presentation of combined financial statements is appropriate. Additionally, disclosure has been made to describe the ownership and management structure more clearly.

Note 2, Summary of significant accounting policies, page F-41
Revenue recognition, page F-41

140. Please disclose the future minimum rental income to be received for leases held as of December 31, 2003 and June 30, 2004.

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Securities and Exchange Commission
November 4, 2004
Page 49

         RESPONSE:  The requested disclosure has been made on page F-45.

141. Please advise us of, and disclose, the method used to account for revenue related to leasing activities.

         RESPONSE: The disclosure concerning the accounting method used for leasing revenue has been revised on page F-45.

National Development/Allen & O'Hara CUPA, LLC, pages F-45 to F-51
Notes to financial statements, pages F-49 to F-51
Note 2, Summary of significant accounting policies, page F-50

142. We note that you record revenue using the percentage of completion method in proportion to the contract costs incurred by the owner over the course of the construction projects. Please expand your disclosure and describe the types of costs you incur and over what period these costs are reflected in the statement of operations.

         RESPONSE: Costs associated with our development consulting activities are described in our response to comment number 134 and comment number
         136. This description includes the costs associated with our joint ventures, including National Development/Allen & O'Hara CUPA, LLC ("CUPA"). Under the terms of our joint venture agreements, the costs associated with development consulting services are borne by each respective joint venture partner and not by the joint venture directly. We supplementally advise the Staff that the total direct costs borne by the Predecessor, including costs related to development consulting activities provided directly by the development company as well as those provided through joint venture arrangements are insignificant and approximated $184 for the year ended December 31, 2003.

         The fees received under our development consulting arrangements are typically received throughout the life of the related project and are based on the applicable agreement. Services are provided by the joint venture partners as specified by the operating agreement and neither partner has knowledge as to the costs being incurred by the other. The revenues are recognized as services are provided by the development company over the life of the agreement based on construction draws which EDR believes to be a reasonably reliable estimate of progress towards completion. EDR cannot reasonably estimate the total internal costs to be incurred by the joint venture partners or effort that will be required related to a specific project.

Part II
Item 33.  Recent Sales of Unregistered Securities, page II-1

143. Please revise to include the underlying facts for this section that you believe afford you an exemption from registration, including the dates of the transactions and the number of purchasers.

         RESPONSE:  The requested disclosure has been added.

Exhibits

144. Please file all remaining required exhibits as promptly as possible. We will review all exhibits prior to granting effectiveness and may have further comments based on our review.

         RESPONSE: We note the Staff's request. We have filed with the Amendment all exhibits that are currently available for filing and will promptly file all remaining exhibits as they become available for filing.

Exhibit 5.1

145. Revise to eliminate the assumption listed in paragraph 5 on page 2 stating that you will assume the Charter will be filed. We note that a copy of the certified charter is one of the documents that counsel notes it has examined for purposes of issuing its opinion.

         RESPONSE:  The referenced text has been deleted.

         We hope the Amendment and the foregoing information allow the Staff to resolve all

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Securities and Exchange Commission
November 4, 2004
Page 50

outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7635.

                              MORRIS, MANNING & MARTIN, LLP


                              Rosemarie A. Thurston


cc:      Neil Miller, Esq., Division of Corporation Finance
         Deborah A. Wilson, Senior Accountant
         John A. Good, Esq.
         Marla F. Adair, Esq.
         Helen G. Woodyard, Esq.
         James H. Sinnott, Esq.
         John A. Earles, Esq.